Exhibit 99.1

TABLE OF CONTENTS

Financial Summary	3	Business Segment Review (quarter over quarter)	18

Business Drivers	5	Other items analysis	26

Financial Overview	7	Liquidity and Capital Resources	27

Business Highlights	10	Consolidated Financial Position as at June 30, 2016 and December 31, 2015	29

Specific Items Included in Operating Income and Net Earnings (Loss)	11	Near-term Outlook	31

Supplemental Information on Non-IFRS Measures	15	Appendix - Financial Results for 6-month Periods Ended June 30, 2016 and 2015	33

Financial Results for 3-month Periods Ended June 30, 2016 and 2015	17	Unaudited Condensed Interim Consolidated Financial Statements	42

FORWARD-LOOKING STATEMENTS AND SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

The following is the quarterly financial report and Management’s Discussion and Analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Corporation”), and should be read in conjunction with the Corporation’s unaudited condensed interim consolidated financial statements and accompanying notes for the three-month and six-month periods ended June 30, 2016 and 2015, and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at August 4, 2016, the date on which the MD&A was approved by the Corporation’s Board of Directors. For additional information, readers are referred to the Corporation’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com.

This MD&A is intended to provide readers with the information that Management believes is required to gain an understanding of Cascades' current results and to assess the Corporation's future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation, based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. Cascades disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable securities regulations. This MD&A also includes price indices, as well as variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Corporation.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS). Unless otherwise indicated or if required in the context, the terms “we”, “our” and “us” refer to Cascades Inc. and all of its subsidiaries, joint ventures and associates. The financial information included in this analysis also contains certain data that are not measures of performance under IFRS (“non-IFRS measures”). For example, the Corporation uses net debt, working capital and working capital as a percentage of sales, return on capital employed, consolidated return on assets, operating income, operating income before depreciation and amortization and operating income before depreciation and amortization excluding specific items (OIBD or OIBD excluding specific items), as these are the measures used by Management to assess the operating and financial performance of the Corporation's operating segments. Moreover, we believe that OIBD is a measure often used by investors to assess a corporation's operating performance and its ability to meet debt service requirements. OIBD has limitations as an analytical tool, and should not be considered in isolation or as a substitute for an analysis of our results as reported under IFRS. These limitations include the following:

•	OIBD excludes certain income tax payments that may represent a reduction in cash available to us.

•	OIBD does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments.

•	OIBD does not reflect changes in, or cash requirements for, our working capital needs.

•	OIBD does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt.

•
Although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBD does not reflect any cash requirements for such replacements.

•
The specific items excluded from OIBD, operating income, financing expense, net earnings (loss) and cash flow from operating activities from continuing operations mainly include charges for (reversals of) impairment of assets, restructuring gains or costs, loss on refinancing of long-term debt, deferred tax assets provisions or reversals, premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items of discontinued operations and other significant items of an unusual or non-recurring nature. Although we consider these items to be non-recurring and less relevant to evaluating our performance, some of them may take place in the future and will reduce the cash available to us.

Due to these limitations, OIBD should not be used as a substitute for net earnings (loss) or cash flow from operating activities from continuing operations as determined in accordance with IFRS, nor is it necessarily indicative of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definitions of OIBD may differ from those of other corporations. Any such modification or reformulation may be significant. A reconciliation of OIBD to net earnings (loss) from continuing operations and to net cash flow from operating activities from continuing operations, which we believe to be the closest IFRS performance and liquidity measure to OIBD, is outlined in the “Supplemental Information on Non-IFRS Measures” section.

2

TO OUR SHAREHOLDERS

CASCADES REPORTS 2016 SECOND QUARTER RESULTS

FINANCIAL HIGHLIGHTS

•	Sales of $998 million
(compared to $1,003 million in Q1 2016 (0%) and $950 million in Q2 2015 (+5%))

•	Excluding specific items

◦	OIBD of $112 million
(compared to $106 million in Q1 2016 (+6%) and $103 million in Q2 2015 (+9%))

◦	Net earnings per common share of $0.38
(compared to $0.35 in Q1 2016 and $0.25 in Q2 2015)

◦	Greenpac contribution to net earnings per common share: $0.03
(compared to $0.04 in Q1 2016 and $0.03 in Q2 2015)

•	Including specific items

◦	OIBD of $112 million
(compared to $120 million in Q1 2016 (-7%) and $105 million in Q2 2015 (+7%))

◦	Net earnings per common share of $0.38
(compared to $0.79 in Q1 2016 and $0.25 in Q2 2015)

•	Net debt of $1,664 million as at June 30, 2016 (compared to $1,684 million as at March 31, 2016) and net debt to OIBD ratio down from 3.8x to 3.6x

FINANCIAL SUMMARY
SELECTED CONSOLIDATED INFORMATION1

(in millions of Canadian dollars, except amounts per common share)	Q2 2016	Q1 2016	Q2 2015

Sales	998	1,003	950
Excluding specific items[1]
Operating income before depreciation and amortization (OIBD)	112	106	103
Operating income	65	59	59
Net earnings	35	34	24
per common share	$0.38	$0.35	$0.25
Margin (OIBD)	11.2%	10.6%	10.8%
As reported
Operating income before depreciation and amortization (OIBD)	112	120	105
Operating income	65	73	61
Net earnings	36	75	24
per common share	$0.38	$0.79	$0.25
1 - Refer to "Supplemental Information on Non-IFRS Measures" section.

3

SEGMENTED OIBD EXCLUDING SPECIFIC ITEMS1

(in millions of Canadian dollars)	Q2 2016	Q1 2016	Q2 2015

Packaging Products
Containerboard	60	55	55
Boxboard Europe	17	16	19
Specialty Products	16	14	14

Tissue Papers	39	34	23

Corporate Activities	(20)	(13)	(8)
OIBD excluding specific items	112	106	103
1 - Refer to "Supplemental Information on Non-IFRS Measures" section.

We are pleased with the overall performance of our operations during the second quarter. Results in North America were in line with expectations, and highlight how our strategic investment in new equipment over the last few years is translating into improved efficiency, and a greater operational capacity to adapt to changing market dynamics.

We made important headway this quarter, and completed several relevant transactions. The first was in our Containerboard Packaging Group, which acquired a corrugated packaging plant in Connecticut. The move strengthens our position in the Northeastern United States by increasing our converting capacity, while also providing us with the platform to execute our longer-term development strategy of upgrading our asset base and growing our presence in this area. Our Tissue Products Group also announced plans to build a new converting plant in Oregon that will house state-of-the-art converting lines, slated to begin operating at the end of the first quarter of next year. In addition to providing us with a new strategically positioned base to service the Western US market, this new facility will be fed by our nearby mill, providing secured off-take for this operation and increasing our overall integration rate in Tissue.

As for our financial results, the 9% increase in OIBD compared to 2015, was largely driven by the strong performance of our Tissue Papers Group, which increased its OIBD by 70%. In addition, our Containerboard Packaging and Specialty Products Groups also had a strong performance and successfully increased their OIBD by 9% and 14%, respectively. Quarterly sales and OIBD levels in North America benefited from a 5% decrease in the value of the Canadian dollar against the US dollar. The results of our European division were slightly weaker for the quarter, largely due to the ongoing challenging market dynamics, as well as some scheduled downtime at our German mill. On a sequential basis, consolidated OIBD increased 6% as each of our business segments improved their contribution.

Finally, we continue to work on our debt reduction objective. Sequentially, the decrease in our debt was mainly the result of stronger cash flows from operations which were partially utilized to make seasonal investments in working capital and capital investments. Our net debt to OIBD ratio now stands at 3.6x, bringing us closer to our targeted range of 3.0x to 3.5x.

MARIO PLOURDE
President and Chief Executive Officer
August 4, 2016

4

BUSINESS DRIVERS

Cascades' results may be impacted by fluctuations in the following:

EXCHANGE RATES	ENERGY COSTS
During the second quarter of 2016, the average value of the Canadian dollar gained 7% and 4% versus the American dollar and the euro, respectively, compared to the previous quarter. The Canadian dollar was 5% lower than its U.S. counterpart and 7% lower than the euro compared to the same period last year.

The average price of natural gas during the quarter decreased 7% sequentially and 26% compared to the same period last year. In the case of crude oil, the average price increased by 40% compared to the previous quarter, and was 18% below Q2 2015.

SELLING PRICES

	2014	2015					2016		Q2 2016 over Q2 2015		Q2 2016 over Q1 2016
These indices should only be used as trend indicators; they are different from our actual selling prices and purchasing costs.	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	(units)	(%)	(units)	(%)
Selling prices (average)
PACKAGING PRODUCTS
Containerboard (US$/ton)
Linerboard 42-lb. unbleached kraft, Eastern U.S (open market)	630	630	630	630	630	630	615	615	(15)	(2)%	—	—%
Corrugating medium 26-lb. semichemical, Eastern U.S. (open market)	575	563	560	560	545	557	518	515	(45)	(8)%	(3)	(1)%
Boxboard Europe (euro/tonne)
Recycled white-lined chipboard (GD2) index [1]	670	656	658	679	676	667	664	659	1	—%	(5)	(1)%
Virgin coated duplex boxboard (GC2) index [2]	1,093	1,061	1,061	1,061	1,061	1,061	1,049	1,044	(17)	(2)%	(5)	—%
Specialty Products (US$/ton, tonne for deinked pulp)
Uncoated recycled boxboard - 20pt. bending chip (transaction)	698	700	700	700	735	709	735	725	25	4%	(10)	(1)%
TISSUE PAPERS (US$/ton)
Parent rolls, recycled fibres (transaction)	1,036	955	979	994	1,013	985	1,016	1,012	33	3%	(4)	—%
Parent rolls, virgin fibres (transaction)	1,264	1,228	1,244	1,259	1,279	1,252	1,273	1,273	29	2%	—	—%
Source: RISI and Cascades.
1 The Cascades recycled white-lined chipboard selling prices index is based on published indices and represents an approximation of Cascades' recycled-grade selling prices in Europe. It is weighted by country and has been reset as of January 1, 2016.
2 The Cascades virgin coated duplex boxboard selling prices index is based on published indices and represents an approximation of Cascades' virgin-grade selling prices in Europe. It is weighted by country and has been reset as of January 1, 2016.

5

RAW MATERIALS

	2014	2015					2016		Q2 2016 over Q2 2015		Q2 2016 over Q1 2016
These indices should only be used as trend indicators; they are different from our actual selling prices and purchasing costs.	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	(units)	(%)	(units)	(%)
Raw materials (average)
RECYCLED PAPER
North America (US$/ton)
Special news, no. 8 (ONP - Northeast average)	63	59	58	58	58	58	58	63	5	9%	5	8%
Old corrugated containers, no. 11 (OCC - Northeast average)	100	81	78	88	86	83	83	88	10	13%	5	6%
Sorted office papers, no. 37 (SOP - Northeast average)	155	158	155	150	137	150	138	142	(13)	(8)%	4	3%
Europe (euro/tonne)
Recovered paper index [3]	109	106	116	123	117	115	115	124	8	7%	9	7%
VIRGIN PULP (US$/tonne)
Northern bleached softwood kraft, Canada	1,026	995	980	967	945	972	943	980	—	—%	37	4%
Northern bleached hardwood kraft, mixed, Canada/U.S.	856	843	873	880	880	869	873	847	(26)	(3)%	(26)	(3)%
Source: RISI and Cascades.
3 The Cascades recovered paper index is based on published indices and represents an approximation of Cascades' recovered paper purchase prices in Europe. It is weighted by country, based on the recycled fibre supply mix and has been reset as of January 1, 2016.

SENSITIVITY TABLE
Please refer to page 37 of the 2015 Annual Report for a quantitative estimate of the impact on Cascades' annual operating income before depreciation and amortization (OIBD) of potential changes in the prices of our main products, the costs of certain raw materials and energy, as well as the CAN$/US$ exchange rate, assuming, for each price change, that all other variables remain constant.

6

MANAGEMENT'S DISCUSSION & ANALYSIS

FINANCIAL OVERVIEW - 2015
Led by past years' efforts and initiatives, our operating results of 2015 were the highest ever achieved on a comparable asset base as we benefited from favourable exchange rates, higher volumes and lower fibre costs. The first two quarters have been challenging for our Tissue Papers activities given the ramp-up of two new sites in the U.S., destocking efforts and production downtimes for equipment maintenance and upgrades. However, this sector showed solid results in the second half as sales and operational improvement initiatives led to better profit margins. Our Containerboard Packaging Group improved its results with higher average selling prices and lower fibre costs, and the Greenpac mill continued to improve its performance and is positively contributing to our net earnings. Our Boxboard Europe sector's profitability decreased mainly because of higher raw materials costs for this market and the absence of energy credits while our Specialty Products Group achieved strong results compared to last year resulting from lower fibre costs and favourable currency impact.

FINANCIAL OVERVIEW - 2016
During the first half of the year, we continued to benefit from last year's operating and sales improvement initiatives. All of our North American business segments improved their results during the first six-month, particularly our Tissue operations, as the Canadian dollar, selling prices and cost of recycled fibre and energy are still favourable to us.

For the 3-month period ended June 30, 2016, the Corporation posted net earnings of $36 million, or $0.38 per common share, compared to net earnings of $24 million, or $0.25 per common share in the same period of 2015. Excluding specific items, which are discussed in detail on pages 11 to 14, we posted net earnings of $35 million during the period, or $0.38 per common share, compared to net earnings of $24 million or $0.25 per common share in the same period of 2015. Sales increased by 5%, or $48 million, to reach $998 million during the period, compared to $950 million in the same period of 2015. The Corporation recorded an operating income of $65 million during the period, compared to $61 million in the same period of 2015. Excluding specific items, operating income stood at $65 million during the period, compared to $59 million in the same period of 2015 (see the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these amounts).

For the 6-month period ended June 30, 2016, the Corporation posted net earnings of $111 million, or $1.17 per common share, compared to a net loss of $11 million, or $0.12 per common share, in the same period of 2015. Excluding specific items, which are discussed in detail on pages 11 to 14, we posted net earnings of $69 million during the period, or $0.73 per common share, compared to net earnings of $41 million or $0.43 per common share in the same period of 2015. Sales increased by 8%, or $141 million, to reach $2,001 million during the period, compared to $1,860 million in the same period of 2015. The Corporation recorded an operating income of $138 million during the period, compared to $89 million in the same period of 2015. Excluding specific items, operating income stood at $124 million during the period, compared to $100 million in the same period of 2015 (see the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these amounts).

7

KEY PERFORMANCE INDICATORS

In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following:

	2014					2015					2016
	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	TOTAL
OPERATIONAL
Total shipments (in '000 s.t.)[1]
Packaging Products
Containerboard	254	286	287	277	1,104	268	282	296	268	1,114	277	284	561
Boxboard Europe	290	283	257	263	1,093	296	286	266	263	1,111	278	267	545
Specialty Products[2]	41	41	41	37	160	41	44	45	40	170	45	48	93
	585	610	585	577	2,357	605	612	607	571	2,395	600	599	1,199
Tissue Papers	130	140	153	144	567	136	154	162	146	598	143	158	301
Total	715	750	738	721	2,924	741	766	769	717	2,993	743	757	1,500

Integration rate[3]
Containerboard	55%	50%	54%	49%	52%	51%	49%	51%	54%	51%	52%	53%	53%
Tissue Papers	72%	71%	72%	72%	72%	68%	66%	67%	71%	68%	71%	67%	69%

Manufacturing capacity utilization rate[4]
Packaging Products
Containerboard	85%	93%	94%	90%	91%	91%	91%	95%	90%	92%	93%	93%	93%
Boxboard Europe	101%	98%	89%	91%	95%	101%	97%	91%	89%	94%	97%	92%	94%
Tissue Papers	90%	95%	100%	89%	93%	84%	90%	95%	89%	90%	87%	89%	88%
Consolidated total	93%	96%	93%	90%	93%	93%	93%	93%	89%	92%	93%	91%	92%
FINANCIAL
Return on assets[5]
Packaging Products
Containerboard	12%	13%	13%	13%	13%	15%	16%	18%	19%	19%	19%	19%	19%
Boxboard Europe	9%	10%	11%	10%	10%	10%	10%	10%	10%	10%	10%	10%	10%
Specialty Products	12%	12%	14%	13%	13%	14%	14%	15%	17%	17%	18%	19%	19%
Tissue Papers	17%	15%	13%	12%	12%	11%	11%	12%	13%	13%	15%	17%	17%
Consolidated return on assets	9.5%	9.7%	9.9%	9.4%	9.4%	9.7%	10.0%	10.8%	11.2%	11.2%	11.6%	11.9%	11.9%
Return on capital employed[6]	4.1%	4.2%	4.4%	4.1%	4.1%	4.4%	4.8%	5.5%	5.6%	5.6%	5.9%	6.1%	6.1%

Working capital[7]
In millions of $, at end of period	526	469	460	379	379	409	428	472	406	406	456	475	475
% of sales[8]	12.9%	12.7%	12.6%	12.3%	12.3%	11.9%	11.6%	11.3%	11.3%	11.3%	11.3%	11.4%	11.4%

1 Shipments do not take into account the elimination of business sector inter-company shipments.
2 Industrial Packaging shipments only, for all periods.
3 Defined as: Percentage of manufacturing shipments transferred to our converting operations. Containerboard excludes manufacturing shipments from our North American boxboard operations.
4 Defined as: Manufacturing internal and external shipments/practical capacity. Excluding discontinued operations and Specialty Products Group manufacturing activities.
5 Return on assets is a non-IFRS measure defined as the last twelve months' (“LTM”) OIBD excluding specific items/LTM quarterly average of total assets. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for discontinued operations.
6 Return on capital employed is a non-IFRS measure and is defined as the after-tax (30%) amount of the LTM operating income, including our share of core joint ventures, excluding specific items, divided by the LTM quarterly average of capital employed. Capital employed is defined as the total assets less trade and other payables. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for assets of disposal group classified as held for sale. Starting in Q1 2015, it includes our investment in Greenpac on an LTM basis. Not adjusted for discontinued operations.
7 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables. Not adjusted for assets of disposal group classified as held for sale. Not adjusted for discontinued operations.
8 % of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for assets of disposal group classified as held for sale. Not adjusted for discontinued operations.

8

HISTORICAL FINANCIAL INFORMATION

	2014					2015					2016
(in millions of Canadian dollars, unless otherwise noted)	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	TOTAL
Sales
Packaging Products
Containerboard	271	305	310	295	1,181	300	322	353	326	1,301	336	342	678
Boxboard Europe	232	220	193	196	841	216	202	205	202	825	219	197	416
Specialty Products	140	146	145	137	568	135	146	151	147	579	149	157	306
Inter-segment sales	(13)	(13)	(10)	(13)	(49)	(12)	(13)	(15)	(15)	(55)	(15)	(14)	(29)
	630	658	638	615	2,541	639	657	694	660	2,650	689	682	1,371
Tissue Papers	245	257	282	270	1,054	274	299	341	322	1,236	320	324	644
Inter-segment sales and Corporate activities	(12)	(5)	(11)	(6)	(34)	(3)	(6)	(9)	(7)	(25)	(6)	(8)	(14)
Total	863	910	909	879	3,561	910	950	1,026	975	3,861	1,003	998	2,001
Operating income (loss)
Packaging Products
Containerboard	22	29	34	23	108	39	41	58	32	170	40	46	86
Boxboard Europe	15	11	4	(1)	29	9	9	5	(51)	(28)	8	7	15
Specialty Products	4	(4)	8	(2)	6	5	9	6	11	31	9	16	25
	41	36	46	20	143	53	59	69	(8)	173	57	69	126
Tissue Papers	9	11	20	8	48	2	10	30	22	64	19	18	37
Corporate activities	(14)	(10)	(15)	(15)	(54)	(27)	(8)	(22)	(27)	(84)	(3)	(22)	(25)
Total	36	37	51	13	137	28	61	77	(13)	153	73	65	138
OIBD excluding specific items[1]
Packaging Products
Containerboard	31	43	46	44	164	52	55	68	56	231	55	60	115
Boxboard Europe	24	20	14	14	72	17	19	14	13	63	16	17	33
Specialty Products	8	10	12	10	40	10	14	18	16	58	14	16	30
	63	73	72	68	276	79	88	100	85	352	85	93	178
Tissue Papers	20	23	32	21	96	15	23	43	38	119	34	39	73
Corporate activities	(8)	(6)	(11)	(7)	(32)	(9)	(8)	(9)	(19)	(45)	(13)	(20)	(33)
Total	75	90	93	82	340	85	103	134	104	426	106	112	218
Net earnings (loss)	(1)	(83)	(16)	(47)	(147)	(35)	24	22	(76)	(65)	75	36	111
Excluding specific items[1]	1	7	4	8	20	17	24	49	22	112	34	35	69
Net earnings (loss) per common share (in dollars)
Basic	$(0.01)	$(0.88)	$(0.17)	$(0.51)	$(1.57)	$(0.37)	$0.25	$0.24	$(0.81)	$(0.69)	$0.79	$0.38	$1.17
Basic, excluding specific items[1]	$0.01	$0.08	$0.04	$0.08	$0.21	$0.18	$0.25	$0.52	$0.23	$1.18	$0.35	$0.38	$0.73
Net earnings (loss) from continuing operations per basic common share (in dollars)	$(0.02)	$(0.23)	$(0.20)	$(0.23)	$(0.68)	$(0.39)	$0.27	$0.24	$(0.82)	$(0.70)	$0.79	$0.38	$1.17

Cash flow from continuing operations	57	34	82	71	244	35	70	110	107	322	56	107	163

Net debt[2]	1,708	1,645	1,640	1,613	1,613	1,691	1,693	1,741	1,721	1,721	1,684	1,664	1,664
US$/CAN$ - Average rate	$0.91	$0.92	$0.92	$0.88	$0.91	$0.81	$0.81	$0.76	$0.75	$0.78	$0.73	$0.78	$0.75
US$/CAN$ End of period rate	$0.91	$0.94	$0.89	$0.86	$0.86	$0.79	$0.80	$0.75	$0.72	$0.72	$0.77	$0.77	$0.77
EURO€/CAN$ - Average rate	$0.66	$0.67	$0.69	$0.70	$0.68	$0.72	$0.74	$0.69	$0.68	$0.70	$0.66	$0.69	$0.67
EURO€/CAN$ End of period rate	$0.66	$0.68	$0.71	$0.71	$0.71	$0.73	$0.72	$0.67	$0.67	$0.67	$0.68	$0.70	$0.70
Natural Gas Henry Hub - US$/mmBtu	$4.94	$4.67	$4.06	$4.00	$4.42	$2.98	$2.64	$2.77	$2.27	$2.67	$2.09	$1.95	$2.02

Sources: Bloomberg and Cascades.
1 See “Forward-looking statements and supplemental information on non-IFRS measures” on page 2.
2 Defined as total debt less cash and cash equivalents. Refer to ''Supplemental information on non-IFRS measures'' for a reconciliation of this amount for current and comparative periods.

9

BUSINESS HIGHLIGHTS

From time to time, the Corporation enters into transactions in order to optimize its asset base and streamline its cost structure. The following transactions should be taken into consideration when reviewing the overall or segmented analysis of the Corporation's results of 2016 and 2015.

BUSINESS ACQUISITION, DISPOSAL AND CLOSURE

CONTAINERBOARD PACKAGING GROUP

•
On June 1, 2016, the Corporation announced the completion of a transaction with US-based company Rand-Whitney Container LLC for the acquisition of its plant in Newtown, Connecticut. In return, Cascades paid a cash consideration and sold equipment as well as its customer list from its Connecticut plant, located in Thompson. The Corporation also paid US$12 million (15 M$) to this US-based company as a part of the transaction.

•
On December 11, 2014, the Corporation announced that it had reached an agreement for the sale of its North American boxboard manufacturing and converting assets and the transaction was closed on February 4, 2015. Results and cash flows are classified as discontinued operations.

SPECIALTY PRODUCTS GROUP

•	On June 22, 2016, the Corporation announced the closure of its de-inked pulp mill located in Auburn, Maine. The plant closed on July 15, 2016.

SIGNIFICANT FACTS AND DEVELOPMENTS

i. On June 30, 2016, the Corporation completed the transfer of its virgin fibre boxboard mill located in La Rochette, France, to its 57.6%-owned subsidiary Reno de Medici, for a consideration of €19 million ($27 million). The transaction combines the Corporation’s virgin and recycled boxboard activities in Europe, and is expected to result in improved synergies. There is no impact recorded on the Corporation’s financial statements as at June 30, 2016, as both entities are fully consolidated prior and after the transaction.

ii. On June 16, 2016, the Corporation announced that it will build a new tissue converting plant in Scappoose, Oregon. Of the US$64 million ($83 million) total investment, $19 million was invested in the first half of 2016. This project consist of 3 new state-of-the-art converting lines that are scheduled for commissioning at the end of the first quarter of 2017. The plant will manufacture virgin and recycled bathroom tissue products and paper hand towels for the Away from Home market. The plant will be supplied by the Cascades tissue paper plant located 12 kilometers away in St. Helens, creating considerable synergies.

iii. On May 13, 2016, in order to optimize its supply chain and to maximize its profitability, the Corporation decided to transfer the converting operations of its Tissue Toronto plant to other facilities. The Toronto facility now serves has a distribution center.

iv. On May 6, 2016, the Corporation announced that its associate company Greenpac, located in Niagara Falls, NY, successfully refinanced its debt. The debt package includes a term loan and a revolving credit facility. The five-year agreement will allow the mill to reduce its financing costs by approximately 225 basis points, increasing its flexibility to successfully address future market fluctuations.

v. On November 27, 2015, the Corporation entered into an agreement for the acquisition of the 27% minority interest of Cascades Recovery for a cash consideration of $32 million, payable over a 10-year period. This transaction consolidates our leading position in the recovery and recycling activities in Canada.

vi. On July 7, 2015, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment provides that the term of the facility is extended to July 2019. The applicable pricing grid is slightly lowered to better reflect market conditions. The other existing financial conditions are essentially unchanged.

vii. On May 19, 2015, the Corporation issued US$250 million ($305 million) aggregate principal amount of 5.75% senior notes due in 2023. The Corporation used the proceeds from this offering of notes to repurchase a total of US$250 million aggregate principal amount of 7.875% senior notes due in 2020 for a total consideration of US$250 million ($305 million). The Corporation also paid premiums of US$11 million ($13 million) to repurchase the 2020 notes as well as fees and expenses in connection with the offering and the tender offer totalling $5 million. The refinancing of these notes will reduce our future interest expense by approximately US$6 million annually.

10

SPECIFIC ITEMS INCLUDED IN OPERATING INCOME AND NET EARNINGS (LOSS)

The Corporation incurred some specific items in the first halves of 2016 and 2015 that adversely or positively affected its operating results. We believe it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Corporation's results between periods, notwithstanding these specific items.

The reconciliation of the specific items included in operating income (loss) by business segment is as follows:

	For the 3-month period ended June 30, 2016
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	46	7	16	18	(22)	65
Depreciation and amortization	14	8	4	15	6	47
Operating income (loss) before depreciation and amortization	60	15	20	33	(16)	112
Specific items:
Gain on acquisitions, disposals and others	—	—	(4)	—	—	(4)
Impairment charges (reversal)	2	—	(1)	2	—	3
Restructuring costs (gain)	(1)	2	1	4	—	6
Unrealized gain on financial instruments	(1)	—	—	—	(4)	(5)
	—	2	(4)	6	(4)	—
Operating income (loss) before depreciation and amortization - excluding specific items	60	17	16	39	(20)	112
Operating income (loss) - excluding specific items	46	9	12	24	(26)	65

	For the 3-month period ended June 30, 2015
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	41	9	9	10	(8)	61
Depreciation and amortization	14	8	5	13	4	44
Operating income (loss) before depreciation and amortization	55	17	14	23	(4)	105
Specific items :
Impairment charges	—	1	—	—	—	1
Restructuring costs	—	1	—	—	2	3
Unrealized gain on financial instruments	—	—	—	—	(6)	(6)
	—	2	—	—	(4)	(2)
Operating income (loss) before depreciation and amortization - excluding specific items	55	19	14	23	(8)	103
Operating income (loss) - excluding specific items	41	11	9	10	(12)	59

11

	For the 6-month period ended June 30, 2016
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	86	15	25	37	(25)	138
Depreciation and amortization	29	16	9	30	10	94
Operating income (loss) before depreciation and amortization	115	31	34	67	(15)	232
Specific items :
Gain on acquisitions, disposals and others	—	—	(4)	—	—	(4)
Impairment charges (reversal)	2	—	(1)	2	—	3
Restructuring costs (gain)	(1)	2	1	4	—	6
Unrealized gain on financial instruments	(1)	—	—	—	(18)	(19)
	—	2	(4)	6	(18)	(14)
Operating income (loss) before depreciation and amortization - excluding specific items	115	33	30	73	(33)	218
Operating income (loss) - excluding specific items	86	17	21	43	(43)	124

	For the 6-month period ended June 30, 2015
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	80	18	14	12	(35)	89
Depreciation and amortization	27	16	10	26	9	88
Operating income (loss) before depreciation and amortization	107	34	24	38	(26)	177
Specific items :
Impairment charges	—	1	—	—	—	1
Restructuring costs	—	1	—	—	2	3
Unrealized loss on financial instruments	—	—	—	—	7	7
	—	2	—	—	9	11
Operating income (loss) before depreciation and amortization - excluding specific items	107	36	24	38	(17)	188
Operating income (loss) - excluding specific items	80	20	14	12	(26)	100

GAIN ON ACQUISITIONS, DISPOSALS AND OTHERS
In the first halves of 2016 and 2015, the Corporation recorded the following gain:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2016	2015	2016	2015
Gain on disposal of assets	(4)	—	(4)	—

2016
In the second quarter, the Specialty Products Group recorded a $4 million gain on the sale of assets following the closure of its de-inked pulp mill located in Auburn, Maine.

12

IMPAIRMENT CHARGES AND RESTRUCTURING COSTS
In the first halves of 2016 and 2015, the Corporation recorded the following impairment charges (reversal) and restructuring costs (gain):

	For the 3-month periods ended June 30,				For the 6-month periods ended June 30,
	2016		2015		2016		2015
(in millions of Canadian dollars)	Impairment charges (reversal)	Restructuring costs (gain)	Impairment charges	Restructuring costs	Impairment charges (reversal)	Restructuring costs (gain)	Impairment charges	Restructuring costs
Containerboard Packaging Group	2	(1)	—	—	2	(1)	—	—
Boxboard Europe Group	—	2	1	1	—	2	1	1
Specialty Products Group	(1)	1	—	—	(1)	1	—	—
Tissue Papers Group	2	4	—	—	2	4	—	—
Corporate activities	—	—	—	2	—	—	—	2
	3	6	1	3	3	6	1	3

2016
In the second quarter, the Containerboard Packaging Group recorded a $1 million gain on the reversal of a provision for an onerous lease contract in relation to the restructuring of its Ontario converting activities in 2012. In the same quarter, the Group recorded a $2 million impairment charge on assets of our converting plant in Connecticut which were not part of the disposal in relation to the Rand-Whitney - Newtown plant acquisition.

In the second quarter, the Boxboard Europe Group recorded restructuring costs of $2 million in relation to the reorganization of its activities following the transfer of the virgin fibre boxboard mill located in La Rochette, France, to our Reno de Medici subsidiary (please refer to the ''Significant Facts and Developments'' section for more details).

In the second quarter, the Specialty Products Group recorded restructuring costs of $1 million following the closure of its de-inked pulp mill located in Auburn, Maine. The Group also sold a piece of land related to a closed plant and recorded a $1 million reversal of impairment.

In the second quarter, the Tissue Papers Group incurred $4 million of severances costs following the transfer of the converting operations of the Toronto plant to other Tissue Group sites. This transfer resulted in impairment charges of $2 million due to the revaluation of the remaining useful life of some equipment not transfered.

2015
In the second quarter, the Boxboard Europe Group recorded impairment charges of $1 million and severance provision adjustment totaling $1 million related to plants closed over the past years.

Also in the second quarter, the Corporate Activities segment incurred $2 million of severance costs in relation to the reorganization of its activities.

DERIVATIVE FINANCIAL INSTRUMENTS
In the first half of 2016, the Corporation recorded an unrealized gain of $19 million (gain of $5 million in the second quarter), compared to an unrealized loss of $7 million (gain of $6 million in the second quarter) in the same period of 2015 on certain derivative financial instruments not designated for hedge accounting. The 2016 first semester unrealized gain is mainly attributable to foreign exchange contracts' fair value variation following the appreciation of the Canadian dollar at the end of the first quarter.

LOSS ON REFINANCING OF LONG-TERM DEBT

2015
Following the refinancing of the Corporation's 2020 unsecured senior notes during the second quarter of 2015, we recorded premiums of $13 million to repurchase and redeem our notes before their maturities. We also wrote off financing costs and discounts related to the redeemed notes for a total amount of $6 million.

13

FOREIGN EXCHANGE LOSS (GAIN) ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS
In the first half of 2016, the Corporation recorded a gain of $42 million (gain of $6 million in the second quarter), compared to a loss of $32 million (gain of $13 million in the second quarter) in the same period of 2015, on its US$-denominated debt and related financial instruments. This is composed of a gain of $32 million in the period (gain of $3 million in the second quarter), compared to a loss of $30 million (gain of $6 million in the second quarter) in same period of 2015, on our US$-denominated long-term debt net of our net investment hedge in the U.S. and Europe and forward exchange contracts designated as hedging instruments, if any. It also includes a gain of $10 million in the period (gain of $3 million in the second quarter), compared to a loss of $2 million (gain of $7 million in the second quarter) in the same period of 2015, on foreign exchange forward contracts not designated for hedge accounting.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

2016
On May 6, 2016, the Corporation announced that its associate company Greenpac, located in Niagara Falls, NY, successfully refinanced its debt. Our share of the fees related to this debt refinancing amounted to $7 million. We also recorded an unrealized gain of $1 million on certain derivative financial instruments not designated for hedge accounting.

2015
In February 2015, Boralex acquired the non-controlling interest in Boralex Europe and became its sole shareholder. The excess of amount paid over carrying value totalling $51 million was accounted for by Boralex as a decrease in net assets and retained earnings. Our $14 million share of the decrease is recorded as a loss under share of results of associates and joint ventures in the consolidated statement of earnings.

In January 2015, our associate Boralex proceeded with a public offering of common shares to repay in full a bridge loan in connection with its acquisition of Enel Green Power France SAS in December 2014. The Corporation's participation in Boralex decreased to 27.44%, compared to 34.23% as at December 31, 2014, which resulted in a dilution gain of $9 million for the Corporation.

DISCONTINUED OPERATIONS

2015
On December 11, 2014, the Containerboard Packaging Group announced that it had reached an agreement for the sale of its boxboard activities in North America to Graphic Packaging Holding Company for $45 million before selling price adjustment. In 2015, the Corporation recorded a loss of $4 million ($1 million loss in the second quarter) before related income tax of $1 million (nil for the second quarter).

The Containerboard Packaging Group also recorded a $4 million gain in the first quarter of 2015 on the reversal of a post-employment benefit liability which was not part of the transaction, but settled as a consequence of the sale.

On June 30, 2014, we sold our fine papers activities of the Specialty Products Group to Les Entreprises Rolland, a subsidiary of H.I.G. Capital. The Corporation finalized the working capital selling price adjustment related to this transaction and recorded a $1 million gain in the second quarter of 2015. The Corporation also sold a piece of land which was not part of the transaction and recorded a $1 million reversal of impairment.

14

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

Net earnings (loss), a performance measure defined by IFRS, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2016	2015	2016	2015
Net earnings (loss) attributable to Shareholders for the period	36	24	111	(11)
Net earnings attributable to non-controlling interest	1	2	3	4
Net loss from discontinued operations	—	2	—	—
Provision for income taxes	13	8	34	4
Share of results of associates and joint ventures	(1)	(5)	(15)	(9)
Foreign exchange loss (gain) on long-term debt and financial instruments	(6)	(13)	(42)	32
Financing expense, interest expense on employee future benefits and loss on refinancing of long-term debt	22	43	47	69
Operating income	65	61	138	89
Specific items:
Gain on acquisitions, disposals and others	(4)	—	(4)	—
Impairment charges	3	1	3	1
Restructuring costs	6	3	6	3
Unrealized loss (gain) on financial instruments	(5)	(6)	(19)	7
	—	(2)	(14)	11
Operating income - excluding specific items	65	59	124	100
Depreciation and amortization	47	44	94	88
Operating income before depreciation and amortization - excluding specific items	112	103	218	188

The following table reconciles net earnings (loss) and net earnings (loss) per common share with net earnings excluding specific items and net earnings per common share excluding specific items:

	NET EARNINGS (LOSS)				NET EARNINGS (LOSS) PER COMMON SHARE[1]
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars, except amount per common share)	2016	2015	2016	2015	2016	2015	2016	2015
As per IFRS	36	24	111	(11)	$0.38	$0.25	$1.17	$(0.12)
Specific items:
Gain on acquisitions, disposals and others	(4)	—	(4)	—	$(0.03)	—	$(0.03)	—
Impairment charges	3	1	3	1	$0.02	—	$0.02	—
Restructuring costs	6	3	6	3	$0.04	$0.02	$0.04	$0.02
Unrealized loss (gain) on financial instruments	(5)	(6)	(19)	7	$(0.04)	$(0.04)	$(0.15)	$0.06
Loss on refinancing of long-term debt	—	19	—	19	—	$0.15	—	$0.15
Foreign exchange loss (gain) on long-term debt and financial instruments	(6)	(13)	(42)	32	$(0.05)	$(0.12)	$(0.38)	$0.29
Share of results of associates and joint ventures	6	—	6	5	$0.04	—	$0.04	$0.05
Included in discontinued operations, net of tax	—	(1)	—	(2)	—	$(0.01)	—	$(0.02)
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest[1]	(1)	(3)	8	(13)	$0.02	—	$0.02	—
	(1)	—	(42)	52	—	—	$(0.44)	$0.55
Excluding specific items	35	24	69	41	$0.38	$0.25	$0.73	$0.43
1 Specific amounts per common share are calculated on an after-tax basis and are net of the portion attributable to non-controlling interest. Per share amounts in line item ''Tax effect on specific items, other tax adjustments and attributable to non-controlling interest'' only include the effect of tax adjustments.

15

The following table reconciles cash flow from operating activities from continuing operations with operating income and operating income before depreciation and amortization:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2016	2015	2016	2015
Cash flow from operating activities from continuing operations	81	49	104	58
Changes in non-cash working capital components	26	21	59	47
Depreciation and amortization	(47)	(44)	(94)	(88)
Net income taxes paid (received)	(7)	2	(8)	7
Net financing expense paid	3	12	47	56
Premium paid on long-term debt refinancing	—	13	—	13
Gain on acquisitions, disposals and others	5	—	5	—
Impairment charges and restructuring costs	(1)	(1)	(1)	(1)
Unrealized gain (loss) on financial instruments	5	6	19	(7)
Dividend received, employee future benefits and others	—	3	7	4
Operating income	65	61	138	89
Depreciation and amortization	47	44	94	88
Operating income before depreciation and amortization	112	105	232	177

The following table reconciles cash flow from operating activities from continuing operations with cash flow from operating activities from continuing operations (adjusted) and cash flow from operating activities from continuing operations excluding specific items:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars)	2016	2015	2016	2015
Cash flow from continuing operations	81	49	104	58
Changes in non-cash working capital components	26	21	59	47
Cash flow from continuing operations (adjusted)	107	70	163	105
Specific items, net of current income taxes:
Restructuring costs	9	3	9	3
Premium paid on long-term debt refinancing	—	13	—	13
Excluding specific items	116	86	172	121

The following table reconciles the total debt and the net debt with the net debt on operating income before depreciation and amortization (OIBD) excluding specific items ratio:

(in millions of Canadian dollars)	June 30, 2016	December 31, 2015
Long-term debt	1,625	1,710
Current portion of long-term debt	34	34
Bank loans and advances	34	37
Total debt	1,693	1,781
Less : Cash and cash equivalents	29	60
Net debt	1,664	1,721
OIBD excluding specific items on a last twelve months basis	456	426
Net debt / OIBD excluding specific items ratio	3.6	4.0

16

FINANCIAL RESULTS FOR THE 3-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

SALES
Sales increased by 5%, or $48 million, to reach $998 million in the second quarter of 2016, compared to $950 million in the same period of 2015. The 5% and 7% average depreciation of the Canadian dollar against the U.S. dollar and the euro explains $34 million of this increase. Higher average selling prices, mostly in our tissue papers and containerboard activities, represent an increase of $10 million of sales. Our Recovery and Recycling activities5 also increased sales by $5 million.

OPERATING INCOME FROM CONTINUING OPERATIONS
The Corporation generated an operating income of $65 million in the second quarter of 2016, compared to $61 million in the same period of 2015, representing a $4 million increase. Higher average selling prices, mostly in our tissue papers and containerboard activities, contributed to increase operating income by $10 million while lower energy costs added another $5 million. The 5% and 7% respective average depreciation of the Canadian dollar against the U.S. dollar and the euro also explains $4 million of the increase. However, recent major property, plant and equipment investments and the effect of the lower Canadian dollar contributed to the $3 million increase of our depreciation and amortization expense and reduced operating income. As well, information technology systems and administrative business process re-engineering and implementation increased other costs, mainly in Corporate Activities. It is also worth noting that last year we received a $2 million insurance reimbursement related to a fire incident at our Niagara Falls, NY, containerboard mill, in 2014.

Excluding specific items, operating income was $65 million in the second quarter of 2016, compared to $59 million in the same period of 2015 (see the “Supplemental Information on Non-IFRS Measures” and ''Specific Items Included in Operating Income and Net Earnings (Loss)'' sections for reconciliation of these amounts).

The main variances in sales and operating income in the second quarter of 2016, compared to the same period of 2015, are shown below:

Sales ($M)	Operating income ($M)

950
34
10
5
4
(1)
(4)
998
Sales Q2 2015
F/X CAN$
Selling price & mix
Recovery and Recycling[5]
Business Acq. and Closures
Volume
Other intercompany eliminations
Sales Q2 2016

61
44
(2)
103
10
5
4
2
1
(13)
112
(47)
65
Q2 2015 Operating income
Depreciation & amortization
Specific items
Q2 2015 OIBD 4
Selling price & mix
Energy
F/X CAN$ 2
Recovery and Recycling 5
Raw materials 1
Volume
Business Acq. and Closures
Other costs 3
Q2 2016 OIBD 4
Specific items
Depreciation & amortization
Q2 2016 Operating income

1 Raw materials: The impacts of these estimated costs are based on production costs per unit shipped externally or inter-segment, which are affected by yield, product mix changes, and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw materials such as plastics and woodchips.
2 F/X CAN$: The estimated impact of the exchange rate is based on the Corporation's Canadian export sales less purchases, denominated in US$, that are impacted by exchange rate fluctuations and by our non-Canadian subsidiaries OIBD translation into CAN$. It also includes the impact of the exchange rate variation on the Corporation's Canadian units in currency other than the CAN$ working capital items and cash positions, as well as our hedging transactions. It excludes indirect sensitivity (please refer to page 37 of the 2015 Annual Report for more details).
3 Other costs: Other costs include the impact of variable and fixed costs based on production costs per unit shipped externally, which are affected by downtimes, efficiencies and product mix changes.
4 OIBD: Excluding specific items.
5 Recovery and Recycling activities: Given the integration of this segment among the other segments of the Corporation, our results variances are presented excluding the impact of this segment. The results variations of this segment are presented globally and separately in the waterfalls.

The operating income variance analysis by segment is shown in each business segment review (refer to pages 18 to 25).

17

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - CONTAINERBOARD

Our Industry

U.S. containerboard industry production and capacity utilization rate[1]	U.S. containerboard inventories at box plants and mills[2]
During the second quarter of 2016, the U.S. containerboard production amounted close to 9.0 million short tons representing a 1% increase sequentially, but a 1% decrease year-over-year. The industry's capacity utilization rate averaged 95% for a second quarter in a row.

For the second quarter of 2016, the average inventory level fell by 6% sequentially due to stronger than expected box shipments. Compared to the same period last year, the average level was 1% higher. At the end of June, the inventory level dropped to 2.4 million short tons, 7% above the 10-year average, representing 4.0 weeks of supply.

1 Source: RISI
2 Source: Fibre Box Association

Our Performance

The main variances in sales and operating income for the Containerboard Packaging Group in the second quarter of 2016, compared to the same period of 2015, are shown below:

Sales ($M)	Operating income ($M)

322
11
6
4
(1)
342
Sales Q2 2015
Selling price & mix
F/X CAN$
Business Acq. and Closures
Other intercompany eliminations
Volume
Sales Q2 2016

41
14
55
11
1
(3)
(4)
60
(14)
46
Q2 2015 Operating income
Depreciation & amortization
Specific items
Q2 2015 OIBD 4
Selling price & mix
F/X CAN$ 2
Energy
Volume
Business Acq. and Closures
Other costs 3
Raw materials 1
Q2 2016 OIBD 4
Specific items
Depreciation & amortization
Q2 2016 Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred some specific items in the second quarters of 2016 and 2015 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for more details and reconciliation.

18

Q2 2015	Q2 2016	Change in %

Shipments[1] ('000 s.t.)		1%
282	284

Average Selling Price
(CAN$/unit)
1,142	1,203	5%
(US$/unit)
929	933	—

Sales ($M)		6%
322	342

Operating income ($M)
(as reported)
41	46	12%

(excluding specific items)		12%
41	46

OIBD ($M)
(as reported)
55	60	9%
% of sales
17%	18%

(excluding specific items)
55	60	9%
% of sales
17%	18%

1 Shipments do not take into account the elimination of business sector inter-company shipments.

2 Since our participation in Greenpac is accounted for using the equity method, all transactions are accounted for as external.

Shipments increased by 1%, or 2,000 s.t., to 284,000 s.t. in the second quarter of 2016, compared to 282,000 s.t. in the same period of 2015. The mills’ external shipments decreased by 7,000 s.t., or 6% although the manufacturing capacity utilization rate rose by 2%. This is explained by the increase of tons shipped internally as the mills integration rate rose to 53% compared to 49% in the same period of last year. When including paper sold to our associated companies, integration rate rose to 69% as opposed to 62% in the same period last year. As for the converting segment, shipments went up by 6% or 9,000 s.t.. If not for the transaction completed with US-based company Rand-Whitney (please refer to the ''Business Highlights'' section for more details) in the second quarter of 2016 which explains 3,000 s.t. of this rise, shipments for the converting segment went up by 4%. This performance compares to the Canadian industry, which recorded an increase of 4%, while the US industry recorded a rise of 2%.

The total average selling price went up by $61, or 5%, to $1,203 per s.t. in the second quarter of 2016, compared to $1,142 per s.t. in the same period of 2015. The containerboard mills’ average selling price went down by 4% in line with the market price shortfall while our corrugated products plants average selling price went up by 4% related to price increases on converted products in Canada, a consequence of the declining value of the Canadian dollar.

As a result, the Containerboard Packaging Group’s sales increased by $20 million, or 6%, to $342 million in the second quarter of 2016, compared to $322 million in the same period of 2015. Including the impact of the transaction with Rand-Whitney, the increase in volume added $3 million to sales. Also, the Group’s product mix positively impacted sales by $6 million during the second quarter of 2016 where we sold a higher proportion of converted products which are sold at a higher price. The 5% depreciation of the Canadian dollar and the higher average selling price highlighted above added $6 million and $5 million to sales respectively.

Excluding specific items, operating income stood at $46 million in the second quarter of 2016, compared to $41 million in the same period of 2015, an increase of $5 million. The improved results are mainly explained by a better average selling price and mix denominated in Canadian dollars, which positively impacted our results by $11 million. The higher average raw material costs contributed to subtracting $4 million from operating income due to higher average fibre costs in the Group’s mills while a weaker Canadian dollar contributed positively for $1 million. Other costs, mainly related to repair and maintenance and chemical, contributed to subtracting $3 million.

In the second quarter of 2016, the Containerboard Packaging Group recorded a $1 million gain on the reversal of a provision for an onerous lease contract in relation to the restructuring of its Ontario converting activities in 2012. In the same quarter, the Group recorded a $2 million impairment charge on assets of our converting plant in Connecticut which were not part of the disposal in relation to the Rand-Whitney - Newtown plant acquisition. As well in the second quarter of 2016, the Containerboard Packaging Group recorded a $1 million gain on certain derivative financial instruments not designated for hedge accounting.

Finally, results include the Corporation's share of results of our associate Greenpac2 mill (59.7%). In the second quarter of 2016, Greenpac had a negative contribution of $1 million, mainly explained by our 7 M$ share of fees related to the debt refinancing completed in the second quarter of 2016 (please refer to the ''Significant Facts and Developments'' for more details). Excluding specific items, Greenpac mill contributed $5 million to the results of the Corporation in the second quarter of 2016 compared to $4 million in the same period of 2015.

19

PACKAGING PRODUCTS - BOXBOARD EUROPE

Our Industry

European order inflow of coated boxboard1
In Europe, order inflows of white-lined chipboard (WLC) decreased by 8% compared to the same period last year. Sequentially, order inflows were up 1%. In European countries where Reno De Medici is active, WLC prices fell by 1% during the quarter compared to the previous quarter, but remained stable compared to the same period last year. For folding boxboard, order inflows decreased by 4% compared to Q2 2015 and increase by 2% compared to Q1 2016.

European coated recycled boxboard order inflow (White-lined chipboard (WLC) - 5-week moving average)	European virgin coated duplex boxboard order inflow (Folding boxboard (FBB) - 5-week moving average)

1 Source: CEPI Cartonboard

Our Performance

The main variances in sales and operating income for the Boxboard Europe Group in the second quarter of 2016, compared to the same period of 2015, are shown below:

Sales ($M)	Operating income ($M)

202
13
1
(5)
(14)
197
Sales Q2 2015
F/X CAN$
Other intercompany eliminations
Business closures
Selling price & mix
Volume
Sales Q2 2016

9
8
2
19
4
2
2
(5)
(5)
17
(2)
(8)
7
Q2 2015 Operating income
Depreciation & amortization
Specific items
Q2 2015 OIBD[4]
Other costs[3]
Energy
F/X CAN$[2]
Business closures
Raw materials[1]
Selling price & mix
Volume
Q2 2016 OIBD[4]
Specific items
Depreciation & amortization
Q2 2016 Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred some specific items in the second quarters of 2016 and 2015 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for more details and reconciliation.

20

Q2 2015	Q2 2016	Change in %

Shipments[1] ('000 s.t.)		-7%
286	267

Average Selling Price[2]
(CAN$/unit)
707	740	5%
(euro€/unit)
520	508	-2%

Sales ($M)		-2%
202	197

Operating income ($M)
(as reported)
9	7	-22%

(excluding specific items)		-18%
11	9

OIBD ($M)
(as reported)
17	15	-12%
% of sales
8%	8%

(excluding specific items)
19	17	-11%
% of sales
9%	9%

1 Shipments do not take into account the elimination of business sector inter-company shipments.
2 Average selling price is a weighted average of virgin and recycled boxboard shipments.

Shipments decreased by 19,000 s.t., or 7%, to 267,000 s.t. in the second quarter of 2016, compared to 286,000 s.t. in the same period of 2015. The recycled boxboard activities shipments decreased by 19,000 s.t., or 8%, to 225,000 s.t. in the second quarter of 2016, compared to 244,000 s.t. in the same period of 2015. The decrease in shipments is mainly due to a slowdown in production of our mill in Germany because of a major equipment improvement in progress and to the challenging economic environment in Europe. The virgin boxboard activities shipments remained stable at 42,000 s.t. in the second quarter of 2016 compared to the same period of 2015.

The total average selling price went up by $33, or 5%, to $740 per s.t. in the second quarter of 2016, compared to $707 in the same period of 2015, resulting mainly from the 7% average depreciation of the Canadian dollar against the euro. The average selling price in euros decreased by €12, to €508 in the second quarter of 2016, compared to €520 in the same period of 2015. The recycled boxboard activities' average selling price is down by €15, or 3%, while the virgin boxboard activities' average selling price is down by €10, or 1%, in the second quarter of 2016 compared to the same period of 2015. However, as the group sales had a higher proportion of virgin boxboard in the second quarter of 2016, which sells at a higher price per s.t., the decrease in average selling price was limited to €12.

As a result, the Boxboard Europe Group sales decreased by $5 million, or 2%, to $197 million in the second quarter of 2016 compared to $202 million in the same period of 2015. The 7% average depreciation of the Canadian dollar against the euro provided an increase of $13 million in sales. On the other hand, lower volumes from our recycled boxboard activities decreased sales by $14 million. The lower average selling price, as explained previously, also decreased sales by $5 million.

Excluding specific items, operating income stood at $9 million in the second quarter of 2016, compared to $11 million in the same period of 2015, a decrease of $2 million. Lower volumes from our recycled boxboard activities decreased the operating income by $5 million and the lower average selling price also removed $5 million. On the other hand, low shipments reduces our other production costs as well as selling expense while prolonged shutdown in our Germany mill increased repair and maintenance costs. The 7% average depreciation of the Canadian dollar against the euro and the lower energy costs in both France and Italy generated a $2 million increase in operating income in the second quarter of 2016 compared to the same period of 2015.

In the second quarter of 2016, the Boxboard Europe Group recorded restructuring costs of $2 million in relation to the reorganization of its activities following the transfer of the virgin fibre boxboard mill located in La Rochette, France, to our Reno de Medici subsidiary. In the second quarter of 2015, the Boxboard Europe Group recorded impairment charges of $1 million and severance provision adjustment totaling $1 million related to plants closed over the past years.

21

PACKAGING PRODUCTS - SPECIALTY PRODUCTS

Our Industry

Reference prices - Fibre costs in North America [1]	Reference price - Uncoated recycled boxboard [1]
During the second quarter of 2016, brown recycled paper prices were 6% and 13% higher sequentially and compared to the same period last year, respectively. White recycled paper prices increased by 2% sequentially, but declined by 8% compared to Q2 2015. Prices for groundwood recycled paper grades increased for the first time since February 2015. The higher prices reflect stronger demand for recycled grades as mills enter their busiest period of the year.
During the quarter, the average reference price for uncoated recycled boxboard fell by 1% sequentially, but rose 4% compared to the same period last year.

1 Source: RISI

Our Performance

The main variances in sales and operating income for the Specialty Products Group in the second quarter of 2016, compared to the same period of 2015, are shown below:

Sales ($M)	Operating income ($M)

146
6
5
4
(2)
(2)
157
Sales Q2 2015
Volume
Recovery and Recycling5
F/X CAN$
Business closures
Selling price & mix
Other intercompany eliminations
Sales Q2 2016

9
5
14
2
2
1
(1)
(2)
16
4
(4)
16
Q2 2015 Operating income
Depreciation & amortization
Specific items
Q2 2015 OIBD[4]
Volume
Recovery and Recycling[5]
F/X CAN$[2]
Raw materials[1]
Energy
Business Acq. and Closures
Other costs[3]
Selling price & mix
Q2 2016 OIBD[4]
Specific items
Depreciation & amortization
Q2 2016 Operating income

For Notes 1 to 5, see definitions on page 17.

The Corporation incurred some specific items in the second quarters of 2016 and 2015 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for more details and reconciliation.

22

Q2 2015	Q2 2016	Change in %

Shipments[1] ('000 s.t.)		9%
44	48

Sales ($M)		8%
146	157

Operating income ($M)
(as reported)
9	16	78%

(excluding specific items)		33%
9	12

OIBD ($M)
(as reported)
14	20	43%
% of sales
10%	13%

(excluding specific items)
14	16	14%
% of sales
10%	10%

1 Industrial packaging shipments only. Shipments do not take into account the elimination of business sector inter-company shipments.
2 Recovery and Recycling activities: Given the integration of this segment among the other segments of the Corporation, our results variances are presented excluding the impact of that segment.
The results variations of this segment are presented globally and separately.

Shipments for the Specialty Products Group increased in all packaging segments but were offset by lower shipments in the Recovery and Recycling activities. More specifically and as highlighted by the table on the left, shipments for the Industrial Packaging segment increased by 4,000 s.t., or 9%, to 48,000 s.t. in the second quarter of 2016, compared to 44,000 s.t. in the same period of 2015.

The Specialty Products Group’s sales increased by $11 million to $157 million in the second quarter of 2016 compared to $146 million in the same period of 2015. Most of the increase is explained by higher volume in all packaging segments, higher sales in the Recovery and Recycling activities2 due to product mix, and the 5% depreciation of the Canadian dollar against the U.S. dollar, which contributed positively to sales for $6 million, $5 million, and $4 million respectively. Lower average selling prices in most segments partially offset the increase by $2 million.

Excluding specific items, operating income stood at $12 million in the second quarter of 2016, compared to $9 million in the same period of 2015, an increase of $3 million. Higher volumes in all packaging segments and higher profitability in the Recovery and Recycling activities2 both accounted for $2 million. In addition, the favourable exchange rate resulted in a positive variation of $1 million. These factors were partially offset by lower average selling prices in most of our segments for $2 million.

In the second quarter of 2016, the Specialty Products Group recorded a $4 million gain on the sale of assets following the closure of its de-inked pulp mill located in Auburn, Maine. The Group also recorded restructuring costs of $1 million following the closure. Finally, the Group also sold a piece of land in the second quarter of 2016 related to a closed plant and recorded a $1 million reversal of impairment.

23

TISSUE PAPERS

Our Industry

U.S. tissue paper industry - production (parent rolls) and capacity utilization rate [1]	U.S. tissue paper industry - converted product shipments [1]
During the second quarter of 2016, production of parent rolls increased to 2.2 million tons, representing an increase of 5% and 2% sequentially and compared to the same period last year, respectively. The average capacity utilization rate for the quarter averaged 95%, up 3% from Q1 but 1% below the prior year level.

Shipments in the away-from-home market grew by 14% sequentially, and 2% year over year in Q2. Shipments in the retail market rose by 2% compared to the previous quarter, and 1% compared to the same period last year.

1 Source: RISI

Our Performance

The main variances in sales and operating income for the Tissue Papers Group in the second quarter of 2016, compared to the same period of 2015, are shown below:

Sales ($M)	Operating income ($M)

299
11
8
7
(1)
324
Sales Q2 2015
F/X CAN$
Volume
Selling price & mix
Business closures
Other intercompany eliminations
Sales Q2 2016

10
13
23
7
4
3
3
1
(2)
39
(6)
(15)
18
Q2 2015 Operating income
Depreciation & amortization
Specific items
Q2 2015 OIBD 4
Selling price & mix
Raw materials 1
Volume
Energy
F/X CAN$ 2
Business closures
Other costs 3
Q2 2016 OIBD 4
Specific items
Depreciation & amortization
Q2 2016 Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred some specific items in the second quarters of 2016 and 2015 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for more details and reconciliation.

24

Q2 2015	Q2 2016	Change in %

Shipments[1] ('000 s.t.)		3%
154	158

Average Selling Price
(CAN$/unit)
1,942	2,056	6%
(US$/unit)
1,580	1,596	1%

Sales ($M)		8%
299	324

Operating income ($M)
(as reported)
10	18	80%

(excluding specific items)		140%
10	24

OIBD ($M)
(as reported)
23	33	43%
% of sales
8%	10%

(excluding specific items)
23	39	70%
% of sales
8%	12%

1 Shipments do not take into account the elimination of business sector inter-company shipments.

Shipments increased by 4,000 s.t., or 3%, to 158,000 s.t. in the second quarter of 2016, compared to 154,000 s.t. in the same period of 2015. External manufacturing shipments decreased by 3,000 s.t., or 6%, to 51,000 s.t. in the second quarter of 2016, compared to 54,000 s.t. in the same period of 2015, while internal demand increased. Converting shipments increased by 7,000 s.t., or 7%, to 107,000 s.t. in the second quarter of 2016, compared to 100,000 s.t. in the same period of 2015. The converted shipments increased in all markets.

The total average selling price went up by $114, or 6%, to $2,056 per s.t. in the second quarter of 2016, compared to $1,942 per s.t. in the same period of 2015. The 5% depreciation of the Canadian dollar against the U.S. dollar explains most of the increase. The average selling price has also been positively impacted by a favourable proportion of converted products sold which has more than offset the parent roll market price reduction. Price increases announced during 2015 second half of the year in Away-from-Home and Consumer Products segments combined with a favourable product mix of converted products have also impacted the results compared to last year.

As a result, the Tissue Paper Group’s sales increased by $25 million, or 8%, to $324 million in the second quarter of 2016, compared to $299 million in the same period of 2015. The increase in total sales was mostly driven by the $11 million favourable impact of the depreciation of the Canadian dollar against the U.S. dollar combined with a positive $8 million impact from volume and $7 million from higher average selling price.

Excluding specific items, operating income stood at $24 million in the second quarter of 2016, compared to $10 million in the same period of 2015, an increase of $14 million. The significant performance improvement compared to the same quarter of 2015 is a combination of several positive factors. The increase in volumes generated $3 million, energy cost reduction provided $3 million and an improvement of the spread (raw materials and selling price) also generated $11 million of operating income in the second quarter of 2016 compared to the same period of 2015. These improvements have been partially offset by the increase of $2 million of depreciation expense related to the 2015 major capitalized projects.

In the second quarter of 2016, the Tissue Papers Group incurred $4 million of severances costs following the transfer of the converting operations of the Toronto plant to other Tissue Group sites. This transfer resulted in impairment charges of $2 million due to the revaluation of the remaining useful life of some of the equipment.

25

CORPORATE ACTIVITIES

The operating income in the first half of 2016 includes an unrealized gain of $18 million on financial instruments ($4 million unrealized gain in the second quarter). In 2016, information technology systems and business process re-engineering and implementation increased our costs. Our 2015 results include $3 million ($2 million in the second quarter) of insurance reimbursements related to the 2014 fire at our Niagara falls, NY, containerboard mill. In the second quarter of 2015, Corporate Activities incurred $2 million of severance costs in relation to the reorganization of its activities.

OTHER ITEMS ANALYSIS

DEPRECIATION AND AMORTIZATION
The depreciation and amortization expense increased by $6 million, to $94 million in the first half of 2016 ($47 million in the second quarter) compared to $88 million in the same period of 2015 ($44 million in the second quarter). The impairment charges recorded in the last twelve months decreased the depreciation and amortization expense for 2016, but have been more than offset by capital investments completed during the last twelve months. The 7% depreciation of the Canadian dollar, against both the U.S. dollar and the euro, increased the depreciation expense by $2 million in the first half of 2016, compared to the same period of 2015. Following the major property, plant and equipment projects completed recently, the Tissue Papers Group depreciation and amortization expense increased globally by $4 million in the first half of 2016, compared to the same period of 2015.

FINANCING EXPENSE AND INTEREST ON EMPLOYEE FUTURE BENEFITS
The financing expense and interest on employee future benefits decreased by $3 million to $47 million in the first half of 2016 ($22 million in the second quarter), compared to $50 million in the same period of 2015 ($24 million in the second quarter). The 7% depreciation of the Canadian dollar, against both the U.S. dollar and the euro, increased the interest expense by $2 million in the first half of 2016, compared to the same period of 2015. This factor was more than offset by the refinancing of senior notes completed in 2015 (see the ''Business Highlights'' section for more details) at lower interest rates, which decreased our interest expense by approximately $6 million in the first half of 2016 compared to the same period of 2015.

Interest expense on employee future benefits obligations remained stable at $3 million in the first half of 2016 ($2 million in the second quarter) compared to $3 million in the same period of 2015 ($1 million in the second quarter). Good investment returns in 2015 allowed interest expense on employee future benefits to remain stable.

PROVISION FOR INCOME TAXES
In the first half of 2016, the Corporation recorded an income tax provision of $34 million, for an effective tax rate of negative 23%, compared to $4 million in the same period of 2015. The tax provision or recovery on the foreign exchange gain or loss on long-term debt and related financial instruments, and some of our share of results of Canadian associates and joint ventures, are calculated at the rate of capital gains.

The Corporation's share of results for our United States-based joint ventures and associates, which are mostly composed of the Greenpac mill, is taxed based on the statutory tax rate. Moreover, as Greenpac is a limited liability company (LLC), partners agreed to account for it as a disregarded entity. As such, income taxes at the United States statutory tax rate are fully integrated into each partner's consolidated income tax provision based on its respective share in the LLC, and no income tax provision is included in Greenpac's net earnings.

The effective tax rate and income taxes are affected by the results of certain subsidiaries and joint ventures located in countries, notably the United States, France and Italy, where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 26% to 39%. In fact, the weighted-average applicable tax rate was 26.6% in the first half of 2016.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES
The share of results of associates and joint ventures is partly represented by our 20.15% interest in Boralex Inc. (“Boralex”), a Canadian public corporation that is a major producer of electricity and whose core business is the development and operation of power stations that generate renewable energy, with operations in the North-eastern United States, Canada and France. To finance its acquisition of Enel Green Power France SAS in December 2014, Boralex proceeded with the issuance of common shares in January 2015, which diluted our participation from 34.23% to 27.44%. In September 2015, Boralex redeemed or converted all of its 6.75% convertible unsecured subordinated debentures. As a result, the Corporation's participation in Boralex decreased from 27.43% to 20.29%.

26

We are also recording our share (59.7%) of the results of our associate, Greenpac mill. In the first half of 2016, Greenpac had an $11 million positive contribution ($5 million in the second quarter) excluding specific items compared to a $9 million contribution in the same period of 2015 ($4 million in the second quarter). No provision for income taxes is included in our Greenpac share of results, as it is a disregarded entity for tax purposes (see the ''Provision for income taxes'' section just above for more details). For more information on specific items, please refer to section ''Specific items included in operating income and net earnings (loss).''

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Continuing operating activities generated $104 million of operating cash flow in the first half of 2016 ($81 million in the second quarter), compared to $58 million in the same period of 2015 ($49 million in the second quarter). Changes in non-cash working capital components used $59 million in liquidity in the first half of 2016 ($26 million in the second quarter), compared to $47 million in the same period of 2015 ($21 million in the second quarter). The first half of the year normally requires cash for working capital purposes, due to seasonal variations. During the first quarter of the year, we always notice an increase in prepaid expenses and payments of year-end volume rebates. Moreover, inventory build-up normally takes place during the first half of the year for the forthcoming summer. Higher sales in the last month of the second quarter of 2016 increased the amount of the working capital at the end of the period. However, actions taken since 2012 to improve our working capital of the last twelve months (LTM) as a percentage of sales continue to show positive results. As at June 30, 2016, working capital as a percentage of LTM sales stands at 11.4% compared to 11.6% as at June 30, 2015 (14.4% at the end of 2012).

Cash flow from operating activities from continuing operations, excluding the change in non-cash working capital components, stood at $163 million in the first half of 2016 ($107 million in the second quarter), compared to $105 million in the same period of 2015 ($70 million in the second quarter). It also includes payments of premiums on the long-term debt refinancing of $13 million in 2015. This cash flow measurement is significant to the Corporation's pursuit of its capital expenditures program and efforts to reduce its indebtedness.

INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Investment activities required total cash resources of $107 million in the first half of 2016 ($51 million in the second quarter), compared to $84 million in the same period of 2015 ($48 million in the second quarter). Capital expenditure payments accounted for $102 million in the first half of 2016 ($47 million in the second quarter), compared to $82 million in the same period of 2015 ($47 million in the second quarter). We also invested $15 million in 2016 for the business acquisition of the Rand-Whitney plant located in Newtown, Connecticut (please refer to ''Business Highlights'' section for more details).

PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT

Capital expenditure projects paid for in the first half of 2016 amounted to $102 million ($47 million in the second quarter), compared to $82 million in the same period of 2015 ($47 million in the second quarter). New capital expenditure projects in 2016 amounted to $100 million ($50 million in the second quarter), compared to $71 million in the same period of 2015 ($40 million in the second quarter). The remaining amounts are related to the variation in purchases of property, plant and equipment included in ''Trade and Other Payables'' and to capital-lease acquisitions and other debt financing.

New capital expenditure projects by sector were as follows (in $M):

27

The major capital projects that were initiated, in progress or completed in the second quarter of 2016 are as follows:

CONTAINERBOARD PACKAGING GROUP

•	$8 million to complete the investment in Drummondville, Québec, which started as planned in January 2016.

•
$3 million for which grants were awarded, at our Cabano, Québec, mill, for the installation of a new water pulp process, which will increase our return on wood-chips and reduce chemical usage and atmospheric emissions.

•	$3 million in our Winnipeg, Manitoba, converting plant for a new rotary equipment, which will allow for greater efficiency and capacity.

BOXBOARD EUROPE

•
$7 million in our Arnsberg, Germany, plant to rebuild the middle layer and post drying section of the equipment, which will allow for a production capacity increase, better efficiency and savings throughout the production process.

SPECIALTY PRODUCTS GROUP

•	$4 million in our Ottawa, Ontario, recovery facility for a new sorting line for the collection of household and commercial recyclable materials.

TISSUE PAPERS GROUP

•
$19 million for the new tissue converting plant in Scappoose, Oregon, following the announcement made on June 16, 2016. Please refer to the ''Significant Facts and Developments'' section for more details.

•	$3 million to continue the upgrade of equipment at our Wagram, North Carolina, converting plant.

INVESTMENTS IN INTANGIBLE, OTHER ASSETS AND IN ASSOCIATES AND JOINT VENTURES

The investments in intangible and other assets and in associated and joint ventures generated $8 million in the first half of 2016 ($10 million generated in the second quarter), compared to $3 million used in the same period of 2015 ($2 million used in the second quarter). The main items associated with these amounts were as follows:

2016

•	Greenpac reimbursed $7 million on its bridge loan from the Corporation and $3 million of management fees due to the Corporation.

•	$5 million reimbursed to the Corporation regarding an amount in trust which is no longer required.

•	$7 million invested for the modernization of our financial information system to an ERP information technology system.

2015

•	$3 million invested for the modernization of our financial information system to an ERP information technology system.

28

FINANCING ACTIVITIES FROM CONTINUING OPERATIONS

Including the $8 million in dividends paid out in the first half of 2016 ($4 million in the second quarter), financing activities from continuing operations, including debt repayment and the change in our revolving facility, required $26 million in liquidity ($68 million in the second quarter), compared to $14 million (nil in the second quarter) in the same period of 2015.

In the first half of 2016, Cascades purchased for cancellation 901,243 common shares at an average price of $8.56 representing an aggregate amount of $8 million. We also paid dividends to non-controlling interests of Reno de Medici for a total amount of $1 million.

On July 7, 2015, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment provides that the term of the facility is extended to July 2019, and that the applicable pricing grid is slightly lowered to better reflect market conditions. The other existing financial conditions are essentially unchanged.

DEBT REFINANCING
On May 19, 2015, the Corporation issued US$250 million ($305 million) aggregate principal amount of 5.75% senior notes due in 2023. The Corporation used the proceeds from this offering of notes to repurchase a total of US$250 million aggregate principal amount of 7.875% senior notes due in 2020 for a total consideration of US$250 million ($305 million). The Corporation also paid premiums of US$11 million ($13 million) to repurchase the 2020 notes, as well as fees and expenses in connection with the offering and the tender offer totaling $5 million.

Issuance proceeds and credit facility were used as follows:

(in millions of Canadian dollars)	2015
Debt issuance	305
Offering and tender offer fees	(5)
Refinanced debt repurchase	(305)
Premium paid on refinanced debt	(13)
Increase of credit facility	18

CONSOLIDATED FINANCIAL POSITION
AS AT JUNE 30, 2016 AND DECEMBER 31, 2015

The Corporation's financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	June 30, 2016	December 31, 2015
Cash and cash equivalents	29	60
Working capital[1]	475	406
% of sales[2]	11.4%	11.3%
Bank loans and advances	34	37
Current portion of long-term debt	34	34
Long-term debt	1,625	1,710
Total debt	1,693	1,781
Net debt (total debt less cash and cash equivalents)	1,664	1,721
Equity attributable to Shareholders	925	867
Non-controlling interest	92	96
Total equity	1,017	963
Total equity and net debt	2,681	2,684
Ratio of net debt/(total equity and net debt)	62.1%	64.1%
Shareholders' equity per common share (in dollars)	$9.76	$9.09
1 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables.
2 % of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for assets of disposal group classified as held for sale. Not adjusted for discontinued operations.

29

NET DEBT RECONCILIATION
The variances in the net debt (total debt less cash and cash equivalents) in the first half of 2016 are shown below (in M$), with the applicable financial ratios included (see the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures):

426	OIBD excluding specific items (last twelve months)	456
4.0	Net debt/OIBD excluding specific items	3.6

Liquidity available via the Corporation's credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet our financial obligations and to fulfill our capital expenditure program for at least the next twelve months. Capital expenditures for 2016 have been budgeted at $186 million. This amount is subject to change, depending on the Corporation’s operating results and on general economic conditions. As at June 30, 2016, the Corporation had $503 million (net of letters of credit in the amount of $14 million) available through its $750 million credit facility.

30

NEAR-TERM OUTLOOK

We are committed to delivering a solid operational performance through the end of 2016. Despite recent North American price decreases in Containerboard and the volatility in regards to fibre costs and the Canadian dollar, we expect that our Containerboard Packaging and Specialty products Groups will perform well through the third quarter, which is a seasonally strong period for these operations. In regards to our Tissue Group, we anticipate that sales and cost reduction initiatives will translate into a solid performance through the seasonally strong third quarter, followed by a cyclically softer fourth quarter. In Europe, we expect market conditions to remain soft, and order intake to continue to lag last year’s levels, with additional market and exchange rate uncertainty following recent events in different parts of Europe. While the fourth quarter is a cyclically slower period, the increased generation of waste paper following the end of summer vacations should contribute to positive supply dynamics and our sourcing teams are focused on the strategic management of our input material in order to reduce delivered cost to our mills.

In the near-term, we do not expect our third quarter results to match the record performance we achieved during the third quarter of last year, but we will continue to carefully manage our financial situation in order to direct a significant portion of our free cash flow to debt reduction, which is normally the case in the second half of the year. Longer-term, we remain committed to improving the efficiency and competitiveness of our operations through strategic investments, and the successful execution of our strategic action plan. By doing so, we will continue to build on our capacity to adapt to market dynamics, reinforce our operational foundation, and deliver improved productivity and overall performance.

CAPITAL STOCK INFORMATION

As at June 30, 2016, the Corporation's issued and outstanding capital stock consisted of 94,457,386 common shares (95,310,923 as at December 31, 2015), and 5,308,666 stock options were issued and outstanding (5,262,796 as at December 31, 2015). In the first half of 2016, the Corporation redeemed 901,243 common shares, and 47,706 options were exercised. As at August 4, 2016, issued and outstanding capital stock consisted of 94,449,686 common shares and 5,308,666 stock options.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

For all the details for this section, please refer to page 49 of the unaudited condensed interim consolidated financial statements.

CONTROLS AND PROCEDURES

EVALUATION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation's President and Chief Executive Officer, and its Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P), and internal controls over financial reporting (ICFR) as defined in National Instrument 52-109, “Certification of Disclosure in Issuer's Annual and Interim Filings,” in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The DC&P have been designed to provide reasonable assurance that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have concluded, based on their evaluation, that the Corporation's DC&P were effective as at June 30, 2016.

The President and Chief Executive Officer, and the Vice-President and Chief Financial Officer have evaluated the effectiveness of the ICFR as at June 30, 2016, based on the control framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on this evaluation, they have concluded that the Corporation’s ICFR were effective as of the same date.

During the three-month period ended June 30, 2016, there were no changes in the Corporation’s ICFR that have materially affected, or are reasonably likely to materially affect, the Corporation’s ICFR.

31

RISK FACTORS

As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, the cost of raw materials, interest rates and foreign currency exchange rates, all of which have an impact on the Corporation's financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes.

Pages 72 to 80 of our Annual Report for the year ended December 31, 2015, contain a discussion of the key areas of the Corporation's business risks and uncertainties, and its mitigating strategies. This information on business risks and enterprise risk management remains substantially unchanged. Refer to our Annual Report for more details.

32

APPENDIX
INFORMATION FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015
FINANCIAL RESULTS FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

SALES
Sales increased by $141 million, or 8%, to $2,001 million in the first half of 2016, compared to $1,860 million in the same period of 2015. The 7% average depreciation of the Canadian dollar against both the U.S. dollar and the euro explains $95 million of this increase. The higher average selling prices, mainly in our containerboard and tissue papers segments, generated the favourable impact of $22 million on sales. Higher volumes, mainly in our specialty products and tissue papers, provided $19 million of additional sales. Finally, our Recovery and Recycling activities5 also increased sales by $9 million.

OPERATING INCOME FROM CONTINUING OPERATIONS
The Corporation generated an operating income of $138 million in the first half of 2016, compared to $89 million in the same period of 2015, which represents an increase of $49 million. The increase in operating income mostly comes from the $30 million OIBD increase. The specific items recorded during the periods (please refer to section ''Specific Items Included in Operating Income and Net Earnings (loss)'' for more details) and the increase of $6 million from the depreciation and amortization expense also explain the variation in operating income. OIBD increase is mostly due to higher average selling prices, mainly in our tissue papers and containerboard activities,for $22 million, lower energy costs which generated a $16 million favourable impact while the depreciation of the Canadian dollar added another $8 million. Higher volumes, principally in our tissue paper segment, increased OIBD by $7 million. On the other hand, costs related to our business process and IT systems improvement programs, shared-based compensation, higher repair and maintenance and greater production costs due to a different product mix as well as insurance reimbursements received last year all contributed to the $27 million negative other costs impact, reducing the OIBD increase.

Excluding specific items, operating income stood at $124 million in the first half of 2016, compared to $100 million in the same period of 2015 (see the “Supplemental Information on Non-IFRS Measures” and ''Specific Items Included in Operating Income and Net Earnings (Loss)'' sections for reconciliation of these figures).

The main variances in sales and operating income in the first half of 2016, compared to the same period of 2015, are shown below:

Sales ($M)	Operating income ($M)

1,860
95
22
19
9
4
(8)
2,001
Sales Q2 2015 YTD
F/X CAN$
Selling price & mix
Volume
Recovery and Recycling 5
Buisiness Acq. and Closures
Other intercompany eliminations
Sales Q2 2016 YTD

89
88
11
188
22
16
8
7
3
1
(27)
218
14
(94)
138
Q2 2015 YTD Operating income
Depreciation & amortization
Specific items
Q2 2015 YTD OIBD4
Selling price & mix
Energy
F/X CAN$2
Volume
Recovery and Recycling5
Raw materials1
Business acq. and closures
Other costs3
Q2 2016 YTD OIBD4
Specific items
Depreciation & amortization
Q2 2016 YTD Operating income

For Notes 1 to 5, see definitions on page 17.

The operating income variance analysis by segment is shown in each business segment review (refer to pages 34 to 41).

33

APPENDIX (CONTINUED)
INFORMATION FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - CONTAINERBOARD

Our Performance (Q2 2015 YTD vs. Q2 2016 YTD)

The main variances in sales and operating income for the Containerboard Packaging Group in the first half of 2016, compared to the same period of 2015, are shown below:

Sales ($M)	Operating income ($M)

622
26
17
9
4
678
Sales Q2 2015 YTD
Selling price & mix
F/X CAN$
Volume
Business Acq. and Closures
Other intercompany eliminations
Sales Q2 2016 YTD

80
27
107
26
4
3
2
(13)
(14)
115
(29)
86
Q2 2015 YTD Operating income
Depreciation & amortization
Specific items
Q2 2015 YTD OIBD 4
Selling price & mix
Energy
Volume
F/X CAN$ 2
Business Acq. and Closures
Other costs 3
Raw materials 1
Q2 2016 YTD OIBD 4
Specific items
Depreciation & amortization
Q2 2016 YTD Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred some specific items in the first halves of 2016 and 2015 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for more details and reconciliation.

34

Q2 2015 YTD	Q2 2016 YTD	Change in %

Shipments[1] ('000 s.t.)		2%
550	561

Average Selling Price
(CAN$/unit)
1,130	1,208	7%
(US$/unit)
915	907	-1%

Sales ($M)		9%
622	678

Operating income ($M)
(as reported)
80	86	8%

(excluding specific items)		8%
80	86

OIBD ($M)
(as reported)
107	115	7%
% of sales
17%	17%

(excluding specific items)
107	115	7%
% of sales
17%	17%

1 Shipments do not take into account the elimination of business sector inter-company shipments.

2 Since our participation in Greenpac is accounted for using the equity method, all transactions are accounted for as external.

Shipments increased by 2%, or 11,000 s.t., to 561,000 s.t. in the first half of 2016, compared to 550,000 s.t. in the same period of 2015. The containerboard mills’ external shipments decreased by 6,000 s.t., or 3%. However, our manufacturing capacity utilization rate rose by 2% as the Group integration rate rose to 53% compared to 50% last year. As for the converting segment, shipments went up by 5% or 17,000 s.t.. If not of the transaction completed with US-based company Rand-Whitney which explains 3,000 s.t. of this rise, shipments for the converting segment increase by 4%. This performance is better than the Canadian industry, which recorded an increase of 3%, while the US industry recorded a 2% rise.

The total average selling price went up by $78, or 7%, to $1,208 per s.t. in the first half of 2016, compared to $1,130 per s.t. in the same period of 2015. The containerboard mills’ and our corrugated products plants average selling price went up respectively by 2% and 6%. In our primary sector, the weakening of the Canadian dollar more than offset the negative impact of the decrease of the average selling price. In our converting sector, price increased on converted products in Canada also as a consequence of the depreciation of the Canadian dollar.

As a result, the Containerboard Packaging Group’s sales increased by $56 million, or 9%, to $678 million in the first half of 2016, compared to $622 million for the same period of 2015. The 7% depreciation of the Canadian dollar added $17 million to sales and a higher percentage of converted products in the group’s product mix positively impacted sales by $15 million. The higher average selling price and volume highlighted above added $11 million and $9 million respectively.

Excluding specific items, operating income stood at $86 million in the first half of 2016, compared to $80 million in the same period of 2015, an increase of $6 million. The improved results are mainly explained by a better average selling price and mix denominated in Canadian dollars, which positively impacted our results for $26 million. Lower energy costs, better volume and depreciation of the Canadian dollar which respectively added $4 million, $3 million and $2 million to operating income. Higher average raw material costs contributed to subtract $14 million compared to last year. Other production costs contributed to subtract another $13 million from operating income. Notwithstanding the insurance refund of $1 million in the first half of 2015 for the fire that occurred in our Niagara Falls facility in 2014, all other cost increases are related to repair and maintenance, higher chemical costs denominated in Canadian dollars, logistics costs to improve service and higher labour. Depreciation contributed to reduce operating income of another $2 million as a consequence of recent equipment modernization.

In the second quarter of 2016, the Containerboard Packaging Group recorded a $1 million gain on the reversal of a provision for an onerous lease contract in relation to the restructuring of its Ontario converting activities in 2012. In the same quarter, the Group recorded a $2 million impairment charge on assets of our converting plant in Connecticut which were not part of the disposal in relation to the Rand-Whitney - Newtown plant acquisition. As well in the second quarter of 2016, the Containerboard Packaging Group recorded a $1 million gain on certain derivative financial instruments not designated for hedge accounting.

Finally, results include the Corporation's share of results of our associate Greenpac2 mill (59.7%). In the first half of 2016, Greenpac had a positive contribution of $5 million, reduced by our share of $7 million of expenses related to the debt refinancing completed in the first half of 2016 (please refer to the ''Significant Facts and Developments'' for more details). Excluding specific items, Greenpac mill contributed by $11 million to the results of the corporation. It compares to a $9 million positive contribution in the same period of 2015.

35

APPENDIX (CONTINUED)
INFORMATION FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - BOXBOARD EUROPE

Our Performance (Q2 2015 YTD vs. Q2 2016 YTD)

The main variances in sales and operating income for the Boxboard Europe Group in the first half of 2016, compared to the same period of 2015, are shown below:

Sales ($M)	Operating income ($M)

418
31
1
(8)
(26)
416
Sales Q2 2015 YTD
F/X CAN$
Other intercompany eliminations
Business closures
Selling price & mix
Volume
Sales Q2 2016 YTD

18
16
2
36
8
3
1
(7)
(8)
33
(2)
(16)
15
Q2 2015 YTD Operating income
Depreciation & amortization
Specific items
Q2 2015 YTD OIBD 4
Other costs 3
Energy
F/X CAN$ 2
Business closures
Raw materials 1
Volume
Selling price & mix
Q2 2016 YTD OIBD 4
Specific items
Depreciation & amortization
Q2 2016 YTD Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred some specific items in the first halves of 2016 and 2015 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for more details and reconciliation.

36

Q2 2015 YTD	Q2 2016 YTD	Change in %

Shipments[1] ('000 s.t.)		-6%
582	545

Average Selling Price[2]
(CAN$/unit)
719	763	6%
(euro€/unit)
521	514	-1%

Sales ($M)		—
418	416

Operating income ($M)
(as reported)
18	15	-17%

(excluding specific items)		-15%
20	17

OIBD ($M)
(as reported)
34	31	-9%
% of sales
8%	7%

(excluding specific items)
36	33	-8%
% of sales
9%	8%

1 Shipments do not take into account the elimination of business sector inter-company shipments.
2 Average selling price is a weighted average of virgin and recycled boxboard shipments.

Shipments decreased by 37,000 s.t., or 6%, to 545,000 s.t. in the first half of 2016, compared to 582,000 s.t. in the same period of 2015. The recycled boxboard activities shipments decreased by 37,000 s.t., or 7%, to 459,000 s.t. in the first half of 2016, compared to 496,000 s.t. last year. The decrease in shipments is due to a delayed start of production at the beginning of January 2016, a slowdown in production in one of our mills in Germany because of a major equipment improvement project, as well as the challenging economic environment in Europe. The virgin boxboard activities shipments remained stable at 86,000 s.t.

The total average selling price went up by $44, or 6%, to $763 per s.t. in the first half of 2016, compared to $719 in the same period of 2015, resulting from the 7% average depreciation of the Canadian dollar against the euro. The average selling price in euros decreased by €7, to €514 in the first half of 2016, compared to €521 in the same period of 2015. The recycled boxboard activities' average selling price is down by €11, or 2%, while the virgin boxboard activities' average selling price is down by €7, or 1%, in the first half of 2016 compared to the same period of 2015. However, as the group sales had a higher proportion of virgin boxboard in the first half of 2016, which sells at a higher price per s.t., the decrease in average selling price was limited to €7.

As a result, the Boxboard Europe Group sales decreased by $2 million, to $416 million in the first half of 2016, compared to $418 million in the same period of 2015. The 7% average depreciation of the Canadian dollar against the euro provided an increase of $31 million in sales. On the other hand, lower volumes from our recycled boxboard activities decreased sales by $26 million. The lower average selling price, as explained previously, also decreased sales by $8 million.

Excluding specific items, operating income stood at $17 million in the first half of 2016, compared to $20 million in the same period of 2015, a decrease of $3 million. A lower average selling price decreased operating income by $8 million and lower volumes from our recycled boxboard activities also removed $7 million. On the other hand, low shipments reduces our other production costs as well as selling expense while prolonged shutdown in our Germany mill increased repair and maintenance costs. Lower energy costs in France and Italy and the 7% average depreciation of the Canadian dollar against the euro also generated $3 million and $1 million respectively in operating income in the first half of 2016 compared to the same period of 2015.

In the second quarter of 2016, the Boxboard Europe Group recorded restructuring costs of $2 million in relation to the reorganization of its activities following the transfer of the virgin fibre boxboard mill located in La Rochette, France, to our Reno de Medici subsidiary. In the second quarter of 2015, the Boxboard Europe Group recorded impairment charges of $1 million and severance provision adjustment totaling $1 million related to plants closed over the past years.

37

APPENDIX (CONTINUED)
INFORMATION FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - SPECIALTY PRODUCTS

Our Performance (Q2 2015 YTD vs. Q2 2016 YTD)

The main variances in sales and operating income for the Specialty Products Group in the first half of 2016, compared to the same period of 2015, are shown below:

Sales ($M)	Operating income ($M)

281
14
10
9
(3)
(5)
306
Sales Q2 2015 YTD
Volume
F/X CAN$
Recovery and Recycling[5]
Business acquis. and closures
Other intercompany eliminations
Selling price & mix
Sales Q2 2016 YTD

14
10
24
4
3
3
2
1
(2)
(5)
30
4
(9)
25
Q2 2015 YTD Operating income
Depreciation & amortization
Spécific items
Q2 2015 YTD OIBD 4
Volume
Recovery and recycling 5
Raw materials 1
F/X CAN$ 2
Energy
Business closures
Other costs 3
Selling price & mix
Q2 2016 YTD OIBD 4
Spécific items
Depreciation & amortization
Q2 2016 YTD Operating income

For Notes 1 to 5, see definitions on page 17.

The Corporation incurred some specific items in the first halves of 2016 and 2015 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for more details and reconciliation.

38

Q2 2015 YTD	Q2 2016 YTD	Change in %

Shipments[1] ('000 s.t.)		9%
85	93

Sales ($M)		9%
281	306

Operating income ($M)
(as reported)
14	25	79%

(excluding specific items)		50%
14	21

OIBD ($M)
(as reported)
24	34	42%
% of sales
9%	11%

(excluding specific items)
24	30	25%
% of sales
9%	10%

1 Industrial packaging shipments only. Shipments do not take into account the elimination of business sector inter-company shipments.
2 Recovery and Recycling activities: Given the integration of this segment among the other segments of the Corporation, our results variances are presented excluding the impact of that segment.
The results variations of this segment are presented globally and separately.

Shipments for the Specialty Products Group increased in all packaging segments, but were offset by lower shipments in the Recovery and Recycling activities. More specifically and as highlighted by the table on the left, shipments for the Industrial Packaging segment increased by 8,000 s.t., or 9%, to 93,000 s.t. in the first half of 2016, compared to 85,000 s.t. in the same period of 2015.

The Specialty Products Group’s sales increased by $25 million to $306 million in the first half of 2016 compared to $281 million in the same period of 2015. Most of the increase is explained by higher volumes in all packaging segments, the 7% depreciation of the Canadian dollar against the U.S. dollar, and higher revenues in the Recovery and Recycling activities2 due to product mix, which contributed positively for $14 million, $10 million, and $9 million respectively. Lower average selling prices in most of the segments partially offset the increase for $5 million.

Excluding specific items, operating income stood at $21 million in the first half of 2016, compared to $14 million in the same period of 2015, an increase of $7 million. Higher volumes in all packaging segments and lower raw material costs accounted for $4 million and $3 million of the increase respectively. In addition, a favourable exchange rate provided $2 million more and higher profitability in the Recovery and Recycling activities2 resulted in a positive variation of $3 million. These factors were partially offset by lower average selling prices in most of our segments for $5 million.

In the second quarter of 2016, the Specialty Products Group recorded a $4 million gain on the sale of assets following the closure of its de-inked pulp mill located in Auburn, Maine. In the second quarter of 2016, the Specialty Products Group recorded restructuring costs of $1 million following the closure of its de-inked pulp mill located in Auburn, Maine. The Group also sold a piece of land in the second quarter of 2016 related to a closed plant and recorded a $1 million reversal of impairment.

39

APPENDIX (CONTINUED)
INFORMATION FOR THE 6-MONTH PERIODS ENDED JUNE 30, 2016 AND 2015

BUSINESS SEGMENT REVIEW

TISSUE PAPERS

Our Performance (Q2 2015 YTD vs. Q2 2016 YTD)

The main variances in sales and operating income for the Tissue Papers Group in the first half of 2016, compared to the same period of 2015, are shown below:

Sales ($M)	Operating income ($M)

573
36
22
14
(1)
644
Sales Q2 2015 YTD
F/X CAN$
Volume
Selling price & mix
Business closures
Other intercompany eliminations
Sales Q2 2016 YTD

12
26
38
14
8
7
7
5
(6)
73
(6)
(30)
37
Q2 2015 YTD Operating income
Depreciation & amortization
Spécific items
Q2 2015 YTD OIBD [4]
Selling price & mix
Raw materials [1]
Volume
Energy
F/X CAN$ [2]
Business closures
Other costs [3]
Q2 2016 YTD OIBD [4]
Spécific items
Depreciation & amortization
Q2 2016 YTD Operating income

For Notes 1 to 4, see definitions on page 17.

The Corporation incurred some specific items in the first halves of 2016 and 2015 that adversely or positively affected its operating results. Please refer to pages 11 to 14 for more details and reconciliation.

40

Q2 2015 YTD	Q2 2016 YTD	Change in %

Shipments[1] ('000 s.t.)		4%
290	301

Average Selling Price
(CAN$/unit)
1,976	2,143	8%
(US$/unit)
1,600	1,609	1%

Sales ($M)		12%
573	644

Operating income ($M)
(as reported)
12	37	208%

(excluding specific items)		258%
12	43

OIBD ($M)
(as reported)
38	67	76%
% of sales
7%	10%

(excluding specific items)
38	73	92%
% of sales
7%	11%

1 Shipments do not take into account the elimination of business sector inter-company shipments.

Shipments increased by 11,000 s.t., or 4%, to 301,000 s.t. in the first half of 2016, compared to 290,000 s.t. in the same period of 2015. External manufacturing shipments decreased by 3,000 s.t., or 3%, at 93,000 s.t. in the first half of 2016, compared to 96,000 s.t. in the same period of 2015, largely driven by the increase of internal demand of parent rolls. Converting shipments increased by 14,000 s.t., or 7%, to 208,000 s.t. in the first half of 2016, compared to 194,000 s.t. in the same period of 2015. Converted shipments increased in all markets.

The total average selling price went up by $167, or 8%, to $2,143 per s.t. in the first half of 2016, compared to $1,976 per s.t. in the same period of 2015. The 7% depreciation of the Canadian dollar against the U.S. dollar contributed largely to the increase in the average selling price. The average selling price was also positively impacted by a favourable proportion of converted product sold which has more than offset the parent roll market price reduction. Price increases announced during 2015 second half of the year in Away-from-Home and Consumer Products segments combined with a favourable product mix have also positively impacted our results compared to last year.

As a result, the Tissue Paper Group’s sales increased by $71 million, or 12%, to $644 million in the first half of 2016, compared to $573 million in the same period of 2015. The increase in sales was mostly driven by the $36 million favourable impact of the depreciation of the Canadian dollar against the U.S. dollar combined with a $22 million positive impact of volume and a favourable average selling price, as explained above, for $14 million.

Excluding specific items, operating income stood at $43 million in the first half of 2016, compared to $12 million in the same period of 2015, an increase of $31 million. The significant performance improvement compared to 2015 is a combination of several positive factors. The increase in volumes generated $7 million, the favourable impact of the Canadian dollar depreciation generated $5 million, energy costs reduction provided $7 million and an improvement of the spread (raw materials and selling price) also generated $22 million of operating income in the first half of 2016 compared to the same period of 2015. These improvements have been partially offset by the increase of $4 million of the depreciation expense and additional production costs.

In the second quarter of 2016, the Tissue Papers Group incurred $4 million of severances costs following the transfer of the converting operations of the Toronto plant to other Tissue Group sites. This transfer resulted in impairment charges of $2 million due to the revaluation of the remaining useful life of some of the equipment.

41

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	NOTE	June 30, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents		29	60
Accounts receivable		599	540
Current income tax assets		13	30
Inventories		487	494
Financial assets	7	1	1
		1,129	1,125
Long-term assets
Investments in associates and joint ventures		308	322
Property, plant and equipment		1,583	1,608
Intangible assets with finite useful life		174	174
Financial assets	7	16	12
Other assets		43	80
Deferred income tax assets		179	181
Goodwill and other intangible assets with indefinite useful life		348	346
		3,780	3,848
Liabilities and Equity
Current liabilities
Bank loans and advances		34	37
Trade and other payables		591	613
Current income tax liabilities		1	1
Current portion of long-term debt	6	34	34
Current portion of provisions for contingencies and charges		11	5
Current portion of financial liabilities and other liabilities	7	13	37
		684	727
Long-term liabilities
Long-term debt	6	1,625	1,710
Provisions for contingencies and charges		32	34
Financial liabilities	7	35	47
Other liabilities		189	178
Deferred income tax liabilities		198	189
		2,763	2,885
Equity attributable to Shareholders
Capital stock		486	490
Contributed surplus		16	17
Retained earnings		463	387
Accumulated other comprehensive loss		(40)	(27)
		925	867
Non-controlling interest		92	96
Total equity		1,017	963
		3,780	3,848
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

42

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars, except per-common share amounts and number of common shares) (unaudited)	NOTE	2016	2015	2016	2015
Sales		998	950	2,001	1,860
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $47 million for 3-month period (2015 — $44 million) and $94 million for 6-month period (2015 — $88 million))		834	801	1,680	1,585
Selling and administrative expenses		98	88	191	174
Gain on acquisitions, disposals and others	5	(4)	—	(4)	—
Impairment charges and restructuring costs	5	9	4	9	4
Foreign exchange loss (gain)		(1)	—	—	(2)
Loss (gain) on derivative financial instruments		(3)	(4)	(13)	10
		933	889	1,863	1,771
Operating income		65	61	138	89
Financing expense		20	23	44	47
Interest expense on employee future benefits		2	1	3	3
Loss on refinancing of long-term debt		—	19	—	19
Foreign exchange loss (gain) on long-term debt and financial instruments		(6)	(13)	(42)	32
Share of results of associates and joint ventures		(1)	(5)	(15)	(9)
Earnings (loss) before income taxes		50	36	148	(3)
Provision for income taxes		13	8	34	4
Net earnings (loss) from continuing operations including non-controlling interest for the period		37	28	114	(7)
Net loss from discontinued operations		—	(2)	—	—
Net earnings (loss) including non-controlling interest for the period		37	26	114	(7)
Net earnings attributable to non-controlling interest		1	2	3	4
Net earnings (loss) attributable to Shareholders for the period		36	24	111	(11)
Net earnings (loss) from continuing operations per common share
Basic		$0.38	$0.27	$1.17	$(0.12)
Diluted		$0.37	$0.27	$1.14	$(0.12)
Net earnings (loss) per common share
Basic		$0.38	$0.25	$1.17	$(0.12)
Diluted		$0.37	$0.25	$1.14	$(0.12)
Weighted average basic number of common shares outstanding		94,596,934	94,232,625	94,969,656	94,216,756
Weighted average number of diluted common shares		96,463,392	95,590,059	96,985,595	95,807,546

Net earnings (loss) attributable to Shareholders:
Continuing operations		36	26	111	(11)
Discontinued operations		—	(2)	—	—
Net earnings (loss)		36	24	111	(11)
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

43

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2016	2015	2016	2015
Net earnings (loss) including non-controlling interest for the period	37	26	114	(7)
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	(10)	(5)	(55)	40
Change in foreign currency translation related to net investment hedging activities	7	8	45	(40)
Income taxes	(1)	(1)	(6)	5
Cash flow hedges
Change in fair value of foreign exchange forward contracts	—	1	—	2
Change in fair value of interest rate swaps	(2)	4	(7)	8
Change in fair value of commodity derivative financial instruments	7	(1)	6	1
Income taxes	(1)	1	1	(4)
Available-for-sale financial assets	(1)	—	(2)	2
	(1)	7	(18)	14
Items that are reclassified to retained earnings
Actuarial gain (loss) on post-employment benefit obligations	(15)	9	(34)	10
Income taxes	4	(3)	9	(3)
	(11)	6	(25)	7
Other comprehensive income (loss)	(12)	13	(43)	21
Comprehensive income including non-controlling interest for the period	25	39	71	14
Comprehensive income (loss) attributable to non-controlling interest for the period	(2)	4	(2)	3
Comprehensive income attributable to Shareholders for the period	27	35	73	11
Comprehensive income (loss) attributable to Shareholders:
Continuing operations	27	37	73	11
Discontinued operations	—	(2)	—	—
Comprehensive income	27	35	73	11
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

44

CONSOLIDATED STATEMENTS OF EQUITY

	For the 6-month period ended June 30, 2016
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	490	17	387	(27)	867	96	963
Comprehensive income (loss)
Net earnings	—	—	111	—	111	3	114
Other comprehensive loss	—	—	(25)	(13)	(38)	(5)	(43)
	—	—	86	(13)	73	(2)	71
Dividends	—	—	(8)	—	(8)	—	(8)
Stock options	—	1	—	—	1	—	1
Redemption of common shares	(4)	(2)	(2)	—	(8)	—	(8)
Dividends paid to non-controlling interest	—	—	—	—	—	(2)	(2)
Balance - End of period	486	16	463	(40)	925	92	1,017

	For the 6-month period ended June 30, 2015
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTEREST	TOTAL EQUITY
Balance - Beginning of period	483	18	454	(62)	893	110	1,003
Comprehensive income (loss)
Net earnings (loss)	—	—	(11)	—	(11)	4	(7)
Other comprehensive income (loss)	—	—	8	14	22	(1)	21
	—	—	(3)	14	11	3	14
Dividends	—	—	(8)	—	(8)	—	(8)
Stock options	1	1	—	—	2	—	2
Balance - End of period	484	19	443	(48)	898	113	1,011
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

45

CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	NOTE	2016	2015	2016	2015
Operating activities from continuing operations
Net earnings (loss) attributable to Shareholders for the period		36	24	111	(11)
Net loss from discontinued operations		—	2	—	—
Net earnings (loss) from continuing operations		36	26	111	(11)
Adjustments for:
Financing expense and interest expense on employee future benefits		22	24	47	50
Loss on refinancing of long-term debt		—	19	—	19
Depreciation and amortization		47	44	94	88
Gain on acquisitions, disposals and others	5	(5)	—	(5)	—
Impairment charges and restructuring costs	5	1	1	1	1
Unrealized loss (gain) on derivative financial instruments		(5)	(6)	(19)	7
Foreign exchange loss (gain) on long-term debt and financial instruments		(6)	(13)	(42)	32
Provision for income taxes		13	8	34	4
Share of results of associates and joint ventures		(1)	(5)	(15)	(9)
Net earnings attributable to non-controlling interest		1	2	3	4
Net financing expense paid		(3)	(12)	(47)	(56)
Premium paid on long-term debt refinancing		—	(13)	—	(13)
Net income taxes received (paid)		7	(2)	8	(7)
Dividend received		6	2	9	4
Employee future benefits and others		(6)	(5)	(16)	(8)
		107	70	163	105
Changes in non-cash working capital components		(26)	(21)	(59)	(47)
		81	49	104	58
Investing activities from continuing operations
Investments in associates and joint ventures		(2)	—	(2)	—
Payments for property, plant and equipment		(47)	(47)	(102)	(82)
Proceeds on disposals of property, plant and equipment		1	1	2	1
Change in intangible and other assets		12	(2)	10	(3)
Business acquisition	4	(15)	—	(15)	—
		(51)	(48)	(107)	(84)
Financing activities from continuing operations
Bank loans and advances		—	(14)	(2)	(20)
Change in revolving credit facilities		(53)	10	4	11
Issuance of senior notes, net of related expenses		—	300	—	300
Repayment of senior notes		—	(305)	—	(305)
Increase in other long-term debt		14	27	15	28
Payments of other long-term debt		(21)	(15)	(26)	(21)
Redemption of common shares		(3)	1	(8)	1
Dividends paid to non-controlling interest		(1)	—	(1)	—
Dividends paid to the Corporation's Shareholders		(4)	(4)	(8)	(8)
		(68)	—	(26)	(14)
Change in cash and cash equivalents during the period from continuing operations		(38)	1	(29)	(40)
Change in cash and cash equivalents during the period from discontinued operations		—	(5)	—	36
Net change in cash and cash equivalents during the period		(38)	(4)	(29)	(4)
Currency translation on cash and cash equivalents		(1)	—	(2)	(1)
Cash and cash equivalents - Beginning of period		68	28	60	29
Cash and cash equivalents - End of period		29	24	29	24
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

46

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (IFRS); however, the chief operating decision-maker (CODM) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation's accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2015.

The Corporation’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and management of the Corporation's performance, and is therefore the CODM.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Corporation's Packaging Products) and Tissue Papers.

	SALES
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2016	2015	2016	2015
Packaging Products
Containerboard	342	322	678	622
Boxboard Europe	197	202	416	418
Specialty Products	157	146	306	281
Intersegment sales	(14)	(13)	(29)	(25)
	682	657	1,371	1,296
Tissue Papers	324	299	644	573
Intersegment sales and others	(8)	(6)	(14)	(9)
	998	950	2,001	1,860

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION (OIBD)
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2016	2015	2016	2015
Packaging Products
Containerboard	60	55	115	107
Boxboard Europe	15	17	31	34
Specialty Products	20	14	34	24
	95	86	180	165
Tissue Papers	33	23	67	38
Corporate	(16)	(4)	(15)	(26)
Operating income before depreciation and amortization	112	105	232	177
Depreciation and amortization	(47)	(44)	(94)	(88)
Financing expense and interest expense on employee future benefits	(22)	(24)	(47)	(50)
Loss on refinancing of long-term debt	—	(19)	—	(19)
Foreign exchange gains (loss) on long-term debt and financial instruments	6	13	42	(32)
Share of results of associates and joint ventures	1	5	15	9
Earnings (loss) before income taxes	50	36	148	(3)

47

	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
(in millions of Canadian dollars) (unaudited)	2016	2015	2016	2015
Packaging Products
Containerboard	9	12	25	18
Boxboard Europe	9	4	13	6
Specialty Products	4	2	12	4
	22	18	50	28
Tissue Papers	22	19	33	39
Corporate	6	3	17	4
Total acquisitions	50	40	100	71
Proceeds on disposals of property, plant and equipment	(1)	(1)	(2)	(1)
Capital-lease acquisitions and included in other debts	(4)	3	(11)	—
	45	42	87	70
Acquisitions of property, plant and equipment included in “Trade and other payables”
Beginning of period	8	13	20	20
End of period	(7)	(9)	(7)	(9)
Payments for property, plant and equipment net of proceeds on disposals	46	46	100	81

48

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the 3-month and 6-month periods ended June 30, 2016
(tabular amounts in millions of Canadian dollars)

NOTE 1
GENERAL INFORMATION
Cascades Inc. and its subsidiaries (together “Cascades” or the “Corporation”) produce, convert and market packaging and tissue products composed mainly of recycled fibres. Cascades Inc. is incorporated and domiciled in Québec, Canada. The address of its registered office is 404 Marie-Victorin Boulevard, Kingsey Falls. Its common shares are listed on the Toronto Stock Exchange.

The Board of Directors approved the unaudited condensed interim consolidated financial statements on August 4, 2016.

NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2015, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) as set forth in Part 1 of the Chartered Professional Accountants of Canada (CPA Canada) Handbook – Accounting, which incorporates IFRS as issued by the IASB.

The same accounting policies and methods of computation are applied in these unaudited condensed interim consolidated financial statements compared with the most recent annual consolidated financial statements for the year ended December 31, 2015. Also, taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected annual earnings or loss for each jurisdiction.

NOTE 3
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
The preparation of unaudited condensed interim consolidated financial statements requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these unaudited condensed interim consolidated financial statements, the significant judgments made by Management in applying the Corporation's accounting policies and the key sources of information were the same as the ones applied to the audited consolidated financial statements for the year ended December 31, 2015.

49

NOTE 4
BUSINESS ACQUISITION

On May 31, 2016, the Containerboard Packaging Group purchased from Rand-Whitney Container LLC its corrugated products plant located in Newtown, Connecticut. Total consideration $18 million was paid by the Corporation and consisted of $15 million (US$12 million) in cash and certain assets of our corrugated containerboard plant located in Thompson, Connecticut, valued at $3 million. The excess of the consideration paid over the net fair value of the assets acquired resulted in a deductible goodwill of $7 million and has been allocated to Containerboard Packaging Group Cash Generating Unit ("CGU"). This acquisition is expected to create synergies. The purchase price is preliminary as at June 30, 2016.

Assets acquired were as follows:

(in millions of Canadian dollars)		2016
	BUSINESS SEGMENT:	CONTAINERBOARD PACKAGING
	ACQUIRED COMPANY:	Rand-Whitney Newtown Plant
Fair values of identifiable assets acquired :
Property, plant and equipment		10
Client list		1
Goodwill		7
		18

Cash paid		15
Fair market value of assets exchanged		3
Total consideration		18

On a stand-alone basis, Newtown since the date of acquisition represents sales amounting to $5 million and contribution to net earnings attributable to Shareholders is nil. Had the acquisition occurred on January 1, 2016, consolidated sales and net profit attributable to Shareholders would have been higher by $28 million and $1 million, respectively, for the six month period ended June 30, 2016. These estimates are based on the assumption that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisition occurred on January 1, 2016.

50

NOTE 5
GAIN ON ACQUISITIONS, DISPOSALS AND OTHERS

In the first half of 2016, the Corporation recorded the following gain:

	For the 3-month period ended June 30,	For the 6-month period ended June 30,
(in millions of Canadian dollars)	2016	2016
Gain on disposal of assets	(4)	—

In the second quarter, the Specialty Products Group recorded a $4 million gain on the sale of assets following the closure of its de-inked pulp mill located in Auburn, Maine.

IMPAIRMENT CHARGES AND RESTRUCTURING COSTS

During the first half of 2016, the Corporation recorded the following impairment charges (reversal) and restructuring costs (gain) :

	For the 3-month period ended June 30, 2016		For the 6-month period ended June 30, 2016
(in millions of Canadian dollars)	Impairment charges (reversal)	Restructuring costs (gain)	Impairment charges (reversal)	Restructuring costs (gain)
Containerboard Packaging Group	2	(1)	2	(1)
Boxboard Europe Group	—	2	—	2
Specialty Product Group	(1)	1	(1)	1
Tissue Papers Group	2	4	2	4
	3	6	3	6

In the second quarter, the Containerboard Packaging Group recorded a $1 million gain on the reversal of a provision for an onerous lease contract in relation to the restructuring of its Ontario converting activities in 2012. In the same quarter, the Group recorded a $2 million impairment charge on assets of our converting plant in Connecticut which were not part of the disposal in relation to the Rand-Whitney - Newtown plant acquisition.

In the second quarter, the Boxboard Europe Group recorded restructuring costs of $2 million in relation to the reorganization of its activities following the transfer of the virgin fibre boxboard mill located in La Rochette, France, to our Reno de Medici subsidiary.

In the second quarter, the Specialty Products Group recorded restructuring costs of $1 million following the closure of its de-inked pulp mill located in Auburn, Maine. The Group also sold a piece of land related to a closed plant and recorded a $1 million reversal of impairment.

In the second quarter, the Tissue Papers Group incurred $4 million of severances costs following the transfer of the converting operations of the Toronto plant to other Tissue Group sites. This transfer resulted in impairment charges of $2 million due to the revaluation of the remaining useful life of some equipment not transfered.

51

NOTE 6
LONG-TERM DEBT

(in millions of Canadian dollars)	MATURITY	June 30, 2016	December 31, 2015
Revolving credit facility, weighted average interest rate of 2.48% as at June 30, 2016, consists of $(6) million; US$188 million and €(3) million (December 31, 2015 - $(11) million; US$151 million and €27 million)	2019	233	238
5.50% Unsecured senior notes of $250 million	2021	250	250
5.50% Unsecured senior notes of US$550 million	2022	710	761
5.75% Unsecured senior notes of US$250 million	2023	323	346
Other debts of subsidiaries		70	61
Other debts without recourse to the Corporation		89	106
		1,675	1,762
Less: Unamortized financing costs		16	18
Total long-term debt		1,659	1,744
Less:
Current portion of debts of subsidiaries		12	10
Current portion of debts without recourse to the Corporation		22	24
		34	34
		1,625	1,710

As at June 30, 2016, the long-term debt had a fair value of $1,652 million (December 31, 2015 – $1,729 million).

52

NOTE 7
FINANCIAL INSTRUMENTS
DETERMINING THE FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act.

(i)
The fair value of cash and cash equivalents, accounts receivable, notes receivable, bank loans and advances, and trade and other payables approximate their carrying amounts due to their relatively short maturities.

(ii)
The fair value of investments in shares held for trading is based on observable market data and mainly represents the Corporation’s investment in Junex Inc., which is listed on the Toronto Stock Exchange.

(iii)
The fair value of long-term debt is based on observable market data and on the calculation of discounted cash flows. Discount rates were determined based on local government bond yields adjusted for the risks specific to each of the borrowings and for the credit market liquidity conditions.

HIERARCHY OF FINANCIAL ASSETS AND LIABILITIES MEASURED AT FAIR VALUE
The following table presents information about the Corporation's financial assets and financial liabilities measured at fair value as at June 30, 2016, and indicates the fair value hierarchy of the Corporation's valuation techniques to determine such fair value. Three levels of inputs may be used to measure fair value:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Inputs that are generally unobservable and typically reflect Management's estimates of assumptions that market participants would use in pricing the asset or liability.
The Corporation classified the available-for-sale financial assets as Level 1, as their fair values are determined using quoted market prices.
For commodity derivative financial instruments and foreign currency forward contracts, the Corporation classifies the fair value measurement as Level 2, as they are based mainly on observable market data. The fair value of commodity derivative financial instruments is determined using expected future cash flows based on observable data and notional quantity, with the resulting value discounted using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable. The fair value of foreign currency forward contracts is determined using quoted forward exchange rates at the measurement date, with the resulting value discounted back to present values using a curve that reflects the credit risk of the Corporation or the counterparty, as applicable.

			As at June 30, 2016
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Other investments	2	—	2	—
Investments in shares held for trading	1	1	—	—
Derivative financial assets	16	—	16	—
	19	1	18	—
Financial liabilities
Derivative financial liabilities	(46)	—	(46)	—
	(46)	—	(46)	—

			As at December 31, 2015
(in millions of Canadian dollars)	CARRYING AMOUNT	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	SIGNIFICANT OBSERVABLE INPUTS (LEVEL 2)	SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
Financial assets
Other investments	2	—	2	—
Investments in shares held for trading	1	1	—	—
Derivative financial assets	13	—	13	—
	16	1	15	—
Financial liabilities
Derivative financial liabilities	(79)	—	(79)	—
	(79)	—	(79)	—

53

This report is also available on our website at: www.cascades.com

TRANSFER AGENT AND REGISTRAR
Computershare Investor Services Inc.

HEAD OFFICE
Cascades Inc.
404 Marie-Victorin Blvd.
Kingsey Falls, Québec, J0A 1B0 Canada
Telephone: 1-819-363-5100 Fax: 1-819-363-5155
On peut se procurer la version française du présent rapport trimestriel en s'adressant au siège social de la Société à l'adresse suivante :
INVESTOR RELATIONS
For more information, please contact:
Jennifer Aitken, MBA
Director, Investor Relations	Secrétaire corporatif
Cascades Inc.	Cascades inc.
772 Sherbrooke Street West, Montréal, Québec H3A 1G1 Canada	404, boulevard Marie-Victorin
Telephone: 1-514-282-2697 Fax: 1-514-282-2624	Kingsey Falls (Québec) J0A 1B0
www.cascades.com/investors, investisseur@cascades.com	Canada

54